                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 333-19997


                                3,000,000 SHARES

                        [MITCHAM INDUSTRIES, INC., LOGO]
                                  COMMON STOCK

     Of the 3,000,000 shares of Common Stock offered hereby, 2,500,000 shares are being offered by Mitcham Industries, Inc. (the "Company"), and 500,000 shares are being offered by the selling shareholders (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

     The Common Stock is quoted on the Nasdaq National Market under the symbol "MIND." The last reported sale price of the Common Stock on March 5, 1997, as reported by the Nasdaq National Market, was $7 1/2 per share. See "Price Range of Common Stock."

     FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 6 HEREOF.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=======================================================================================================================
                                                               UNDERWRITING                             PROCEEDS TO
                                             PRICE TO          DISCOUNTS AND        PROCEEDS TO           SELLING
                                              PUBLIC          COMMISSIONS(1)        COMPANY(2)        SHAREHOLDERS(2)
-----------------------------------------------------------------------------------------------------------------------
Per share..............................        $7.00               $0.49               $6.51               $6.51
-----------------------------------------------------------------------------------------------------------------------
Total(3)...............................     $21,000,000         $1,470,000          $16,275,000         $3,255,000
=======================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Does not reflect additional compensation to the Underwriters in the form of (i) a non-accountable expense allowance of $210,000 ($241,500 if the Underwriters' over-allotment option is exercised in full) and (ii) warrants to purchase an aggregate of 200,000 shares of Common Stock at 120% of the Price to Public for two years beginning one year after the effective date of the Registration Statement of which this Prospectus is a part. For additional information with respect to the arrangements between the Company and the Representatives, see "Underwriting."

(2) Before deducting offering expenses payable by the Company, estimated to be approximately $225,000.

(3) The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $24,150,000, $1,690,500, $18,716,250 and $3,743,250, respectively. See "Underwriting."

                         ------------------------------

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made at the offices of Rodman & Renshaw, Inc., New York, New York, on or about March 11, 1997.

                         ------------------------------

RODMAN & RENSHAW, INC.                                   SIMMONS & COMPANY
                                                           INTERNATIONAL

                 The date of this Prospectus is March 5, 1997.

                                [ILLUSTRATIONS]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus and incorporated herein by reference. The term "Company" refers to Mitcham Industries, Inc. and its wholly-owned subsidiary, Mitcham Canada Ltd., an Alberta corporation. Unless otherwise indicated, all financial and share information set forth in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Glossary of Terms" for certain terms relating to the seismic industry used in this Prospectus. Investors should carefully consider the information set forth in "Risk Factors" beginning on page 6.

                                  THE COMPANY

     Mitcham Industries, Inc. leases and sells seismic data acquisition equipment to companies engaged in the oil and gas industry. The Company believes it is the leading independent lessor of land-based three-dimensional ("3-D") seismic data acquisition equipment, including channel boxes and other peripheral equipment. Seismic data acquisition equipment is used in the identification and graphic definition of subsurface geologic structures and formations that potentially contain oil and gas. Channel boxes are remote data acquisition units that collect and transmit seismic data. The Company has exclusive lease referral and supply agreements with the two principal manufacturers of land-based 3-D seismic equipment, Input/Output, Inc. ("I/O") and Societe E'tudes Recherches et Construction Electroniques, S.A. ("SERCEL"). From January 1, 1994 through December 31, 1996, the Company's lease fleet of 3-D channel boxes increased from 85 to approximately 2,000 (or from 510 channels to approximately 12,000 channels). Earnings before interest, taxes, depreciation and amortization ("EBITDA") of approximately $4.0 million for the fiscal year ended January 31, 1996 represented an increase of 90.4% over the fiscal year ended January 31, 1995, and EBITDA of approximately $4.6 million for the nine months ended October 31, 1996 represented an increase of 82.6% over the same prior year period.

     Demand for channel boxes has increased significantly in recent years primarily due to the increasing use of 3-D seismic surveys. Current 3-D seismic techniques use a greater number of channels and channel boxes than two dimensional ("2-D") surveys, thereby providing higher resolution data for a better representation of the earth's subsurface. Additionally, oil and gas companies are contracting for 3-D surveys over larger geographical areas and often specify an increase in the concentration of channel boxes as a means of increasing data resolution. Consequently, seismic survey companies frequently use more than twice the number of channels for surveys than they typically own. The Company believes that many companies providing land-based seismic surveys will meet this additional requirement by leasing channel boxes and supporting peripheral equipment on a short-term basis rather than making the substantial capital expenditures necessary to purchase such equipment.

     The Company leases its seismic equipment primarily to seismic data acquisition companies and major oil and gas exploration companies conducting land-based seismic data acquisition surveys. The leases generally have terms between three and nine months and are renewable thereafter on a month-to-month basis. Rates for 3-D channel boxes range from between 6% to 8% per month of the equipment's purchase price. For the nine months ending October 31, 1996, the Company maintained a utilization rate of its 3-D channel boxes in excess of 80%.

     The Company has entered into supply and exclusive referral agreements with each of I/O and SERCEL. The Company believes that most of the land-based 3-D seismic systems and equipment currently in use and being put into use are I/O and SERCEL systems. The agreement with I/O, originally entered into in February 1994, has been the source of a majority of the Company's lease pool equipment to date. Pursuant to this agreement, I/O must refer to the Company, on an exclusive basis, any requests it receives to lease its 3-D channel boxes and certain peripheral equipment in North and South America. A condition of the agreement with I/O is that the Company must purchase, at favorable rates, $13.3 million of equipment from I/O by May 31, 2000. Through December 31, 1996, the Company has met $4.8 million of this requirement.

     In September 1996, the Company entered into two agreements with SERCEL. One agreement provides that until December 31, 1999, the Company will be SERCEL's exclusive worldwide leasing agent and that

SERCEL must refer to the Company all requests it receives to lease its 3-D data acquisition equipment and peripheral equipment. This agreement also provides that the Company must purchase, at favorable rates, up to $10.2 million of 3-D data acquisition equipment and other field equipment from SERCEL. Through December 31, 1996, the Company has met $4.5 million of this requirement. The second agreement provides that until September 19, 1999, subject to earlier termination after September 20, 1997, the Company will be SERCEL's exclusive sales agent in Canada. See "Business -- I/O Agreement" and "-- SERCEL Agreements."

BUSINESS STRATEGY

     The Company's business strategy is to meet the expanding needs of users of 3-D seismic equipment through its leasing and support services. In order to accomplish this, the Company has identified the following major objectives:

     - Enlarge and diversify its lease pool of seismic equipment. To meet customer demand, the Company will continue to increase its lease pool of channel boxes and peripheral seismic equipment, such as seismic vibrators, vibrator control electronics and geophones. The Company believes that the availability of a larger and more complete pool of 3-D seismic equipment for lease will encourage seismic survey companies to increasingly lease, rather than purchase, such equipment. The Company is also evaluating the feasibility of a lease pool of marine seismic equipment.

     - Expand its international presence. The Company receives referrals from SERCEL on a worldwide basis and is its exclusive sales agent in Canada, where the Company has an office in Calgary, Alberta. The Company believes that its alliances with I/O and SERCEL will help the Company to further penetrate, on a cost-effective basis, international markets, where such manufacturers are well-recognized and have well-developed business relationships. The Company is also evaluating the feasibility of opening additional foreign offices.

     - Develop and enhance alliances with major seismic equipment manufacturers. The Company uses alliances with manufacturers such as I/O and SERCEL to acquire and build its lease pool of equipment and increase customer referrals. The Company continues to seek to expand the scope of these alliances, as well as develop similar arrangements with other equipment manufacturers.

     The Company was formed in January 1987. Its principal offices are located at 44000 Highway 75 South, (Post Office Box 1175), Huntsville, Texas, and its telephone number is (409) 291-2277.

                                  THE OFFERING

Common Stock Offered by the Company................  2,500,000
Common Stock Offered by the Selling Shareholders...  500,000
Common Stock to be Outstanding after the
  Offering.........................................  6,974,880 shares (1)
Use of Proceeds....................................  To purchase additional 3-D seismic data acquisition equipment for the Company's lease
                                                     pool, for repayment of debt and for other
                                                     working capital purposes. See "Use of Proceeds."
Nasdaq National Market Symbol......................  "MIND"

---------------

(1) Does not include (i) 293,750 shares of Common Stock issuable upon the exercise of options granted and an additional 106,250 shares that may be granted in the future under stock option plans, (ii) 246,723 shares of Common Stock issuable upon the exercise of certain warrants and (iii) 200,000 shares of Common Stock issuable upon the exercise of the Representatives' Warrants. See "Description of Capital Stock and Other Securities." Does not reflect the exercise of a warrant for 8,380 shares of Common Stock to be sold in the Offering by one of the Selling Shareholders. See "Principal and Selling Shareholders."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected financial data of the Company for each of the four fiscal years ended January 31, 1996, which was derived from the Company's audited financial statements, and the fiscal year ended January 31, 1992, which was derived from unaudited financial statements of the Company. Also set forth below is selected financial data for the nine months ended October 31, 1995 and 1996 and at October 31, 1996, which was derived from the unaudited financial statements of the Company. In the opinion of management of the Company, the unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data for such period. The results of operations for the nine months ended October 31, 1995 and 1996 are not necessarily indicative of results for a full fiscal year. The data should be read in conjunction with the Financial Statements (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                              NINE MONTHS
                                                  FISCAL YEAR ENDED JANUARY 31,            ENDED OCTOBER 31,
                                         -----------------------------------------------   ------------------
                                            1992        1993     1994     1995     1996     1995       1996
                                         -----------   ------   ------   ------   ------   -------    -------
                                         (UNAUDITED)                                          (UNAUDITED)
SELECTED STATEMENTS OF OPERATIONS DATA:
  Revenues:
    Leases of seismic equipment........    $  602      $1,266   $1,601   $2,424   $5,157    $3,431     $5,356
    Sales of seismic equipment.........     1,510       1,156    2,926    2,860    2,135     1,643      2,007
                                           ------      ------   ------   ------   ------    ------     ------
         Total.........................     2,112       2,422    4,527    5,284    7,292     5,074      7,363
  Expenses:
    Seismic equipment subleases........       335         915      896      245      251       222        111
    Sales of seismic equipment.........     1,002         796    1,772    2,027    1,085     1,000      1,261
    General and administrative.........       651         655      655      924    1,344       990      1,199
    Depreciation.......................        17          29       62      363    1,331       825      1,951
    Provision for doubtful accounts....        --          --       38       35      627       372        418
                                           ------      ------   ------   ------   ------    ------     ------
         Total expenses................     2,005       2,395    3,423    3,594    4,638     3,409      4,940
                                           ------      ------   ------   ------   ------    ------     ------
  Other income (expense)...............       (44)         15        4     (149)      17        20         49
                                           ------      ------   ------   ------   ------    ------     ------
  Income before income taxes...........        63          42    1,108    1,541    2,671     1,685      2,472
  Provision for income taxes...........        19           7      405      541      958       605        854
                                           ------      ------   ------   ------   ------    ------     ------
  Net income...........................    $   44      $   35   $  703   $1,000   $1,713    $1,080     $1,618
                                           ======      ======   ======   ======   ======    ======     ======
SELECTED PER SHARE DATA:
  Net income(1)........................    $ 0.03      $ 0.03   $ 0.51   $ 0.66   $ 0.52    $ 0.34     $ 0.37
                                           ======      ======   ======   ======   ======    ======     ======
  Weighted average common shares
    outstanding(2).....................     1,380       1,380    1,380    1,514    3,306     3,170      4,431
SELECTED CASH FLOW AND OTHER DATA:
  EBITDA(3)............................    $   74      $   75   $1,186   $2,113   $4,023    $2,516     $4,593
  Capital expenditures.................    $   --      $   28   $  900   $4,496   $5,765    $4,099     $8,890

                                                  AT JANUARY 31,                     AT OCTOBER 31, 1996
                                  ----------------------------------------------   ------------------------
                                     1992       1993    1994     1995     1996     ACTUAL    AS ADJUSTED(5)
                                  -----------   ----   ------   ------   -------   -------   --------------
                                  (UNAUDITED)                                            (UNAUDITED)
SELECTED BALANCE SHEET DATA:
  Total assets..................     $581       $615   $2,427   $8,199   $12,239   $23,252      $34,692
  Total liabilities.............      342        341    1,450    2,023     4,191     9,516        5,116
  Long-term debt(4).............       --         --       --      261     1,173     2,910           --
  Shareholders' equity..........      239        274      977    6,176     8,048    13,736       29,576

---------------
(1) There was no dilutive effect to earnings per share for the fiscal years ended January 31, 1992, 1993, 1994 and 1995 and for the nine months ended October 31, 1995. Fully diluted earnings per share was $0.50 for the fiscal year ended January 31, 1996 and $0.36 for the nine months ended October 31, 1996.
(2) The fully diluted weighted average common shares outstanding was 3,403,000 at January 31, 1996 and 4,489,000 at October 31, 1996.
(3) EBITDA is income before interest, taxes, depreciation and amortization. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.
(4) Long-term debt includes long-term debt net of current maturities and capital lease obligations net of current portion.
(5) As adjusted to reflect receipt by the Company of estimated net proceeds from the issuance of 2,500,000 shares of Common Stock and the application of such proceeds. See "Use of Proceeds" and "Capitalization."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. Statements contained in this Prospectus that are not historical facts are forward-looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.

                                  RISK FACTORS

     In evaluating an investment in the Common Stock being offered hereby, prospective investors should consider carefully, among other things, the following risk factors.

POSSIBLE ADVERSE EFFECT OF INSTABILITY OF OIL AND GAS INDUSTRY AND DEMAND FOR SERVICES

     Demand for the Company's services depends upon the level of spending by oil and gas companies for exploration, production, and development activities, as well as on the number of crews for land-based seismic data acquisition operating in the world, and especially in North America. Fluctuations in the price of oil and gas in response to relatively minor changes in the supply and demand for oil and natural gas continue to have a major effect on these activities and thus, on the demand for the Company's services. Although published industry sources indicate that the number of seismic crews has decreased in the last five years, the Company believes that utilization of 3-D seismic equipment has increased. There can be no assurance of an increased demand for additional 3-D seismic equipment or as to the level of future demand for the Company's services. See "Business."

DEPENDENCE UPON ADDITIONAL LEASE CONTRACTS; UNCERTAIN FUTURE RESULTS

     The Company's operating risks occur primarily in its seismic equipment leasing business. The Company's leases typically have a term of three to nine months and provide gross revenues equal to approximately 20% to 70% of the original acquisition cost of the equipment, thereby recovering only a portion of the Company's capital investment. The Company's ability to generate lease revenues, and thus its profitability, is dependent upon obtaining additional lease contracts after the termination of an initial lease. However, lessees are under no obligation to, and frequently do not, continue to lease seismic equipment after the expiration of a lease. Although the Company has been successful in obtaining additional lease contracts with other lessees after the termination of three to nine month equipment leases, there can be no assurance that it will continue to do so. The Company's failure to obtain additional or extended leases beyond the initial term would have a material adverse effect on its operations and financial condition. See "Business -- Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is dependent on, among other things, the services of Billy F. Mitcham, Jr., the Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Mitcham's employment agreement has an initial term through January 15, 2002, and is automatically extended on a year-to-year basis until terminated by either party giving 30 days notice prior to the end of the current term (subject to earlier termination upon certain stated events). The agreement provides for an annual salary of $150,000 and a bonus at the discretion of the Company's Board of Directors. The agreement also prohibits Mr. Mitcham from engaging in any business activities that are competitive with the Company's business and from diverting any of the Company's customers to a competitor, for two years after the termination of his employment. The Company has obtained a $1.0 million key employee life insurance policy payable to the Company in the event of Mr. Mitcham's death. The loss of the services of Mr. Mitcham could have a material adverse effect on the Company. In particular, the Exclusive Lease Referral Agreement with I/O (the "I/O Agreement") is terminable at such time as Mr. Mitcham is no longer the President of the Company and the Exclusive Equipment Lease Agreement with SERCEL (the "SERCEL Lease Agreement") is terminable at such time as he is no longer employed by the Company in a senior management capacity. See "Management -- Employment Agreement with Billy F. Mitcham, Jr."

CUSTOMER CONCENTRATION AND CREDIT LOSSES

     The Company typically leases and sells significant amounts of seismic equipment to a relatively small number of customers, the composition of which changes from year to year as leases are negotiated and concluded and equipment needs vary. Therefore, at any one time, a large portion of the Company's revenues may be derived from a limited number of customers, and its ability to maintain profitability includes risks associated with the creditworthiness and profitability of those customers. In the fiscal years ended January 31, 1994, 1995 and 1996, the single largest customer accounted for approximately 36%, 16% and 18%, respectively, of the Company's total revenues. The termination of any large seismic lease could have a material adverse effect on the Company's operations if the Company does not replace such business on a timely basis. See "Business -- Customers; Sales and Marketing."

     Grant Geophysical, Inc. ("Grant") filed for bankruptcy protection during December 1996. Revenues derived from Grant amount to 17.8% of total revenues for the eleven-month period ended December 31, 1996. As of that date, amounts due from Grant totalled approximately $1.0 million. During December 1996, the Company increased its allowance for trade accounts receivable from $615,000 at October 31, 1996 to $1.5 million at December 31, 1996, which amount was intended to fully reserve all amounts due from Grant and provide for any potential loss associated with the Company's remaining trade accounts receivable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

TECHNOLOGICAL OBSOLESCENCE

     The Company has a substantial capital investment in 3-D seismic equipment. In addition, under the I/O Agreement and the SERCEL Lease Agreement, the Company is required to make a substantial additional investment in 3-D seismic and other peripheral equipment. The Company believes that the technology represented by the 3-D equipment in service and to be acquired from I/O and SERCEL will not become obsolete prior to the Company's recovery of its initial investment. However, there can be no assurance that manufacturers of seismic equipment will not develop alternative systems that would have competitive advantages over seismic systems now in use, thus having a potentially adverse effect on the Company's ability to profitably lease its existing 3-D seismic equipment. In the past, the Company has been successful in avoiding material losses caused by technological obsolescence by selling its older technology 2-D seismic equipment in the international market and, to a lesser extent, to smaller seismic survey firms in the domestic market. However, there can be no assurance that the Company will be able to sell technologically obsolete equipment in the future. See "Business -- I/O Agreement" and "-- SERCEL Agreements."

VULNERABILITY TO WEATHER CONDITIONS AND SEASONAL RESULTS

     The first and fourth quarters of the Company's fiscal year have historically accounted for and are expected in the future to account for a greater portion of the Company's revenues than do the second and third quarters of its fiscal year. This fluctuation in revenues is primarily due to the increased seismic survey activity in Canada from October through March, which significantly affects the Company because about one-half of the Company's total revenues are historically attributable to Canadian operations. This seasonal pattern may cause the Company's results of operations to vary significantly from quarter to quarter. Accordingly, period to period comparisons are not necessarily meaningful and should not be relied on as indicative of future results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality" and "Business -- Seismic Equipment Leasing."

DEPENDENCE UPON KEY SUPPLIERS

     The Company relies upon and has agreements with I/O, SERCEL and Pelton Company, Inc. ("Pelton"), a manufacturer and supplier of vibrator control electronics, to manufacture and sell to the

Company the seismic equipment that the Company leases and sells to its customers and, to a lesser extent, to refer leasing customers to the Company. The termination of the agreements for any reason, including any failure by the Company to meet the minimum purchase requirements under the I/O Agreement or the SERCEL Lease Agreement, could materially adversely affect the Company's business. While the Company does not anticipate any difficulty in obtaining seismic equipment or lease referrals from I/O, SERCEL or Pelton based upon past experience or in meeting the minimum purchase requirements under the I/O Agreement or the SERCEL Lease Agreement, any such occurrence could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- I/O Agreement," "-- SERCEL Agreements" and "-- Pelton Agreement."

COMPETITION

     Competition in the leasing of seismic equipment is fragmented, and the Company is aware of numerous companies that engage in such equipment leasing. The Company believes that its competitors do not lease seismic equipment of several manufacturers or have as extensive a seismic equipment lease pool as does the Company. The Company also believes that its competitors do not have exclusive lease referral agreements with suppliers similar to the Company's. Competition exists to a lesser extent from seismic data acquisition firms seeking to generate revenue from equipment that is temporarily idle. Under the I/O Agreement, I/O and its subsidiary, Global Charter Corporation ("Global") retain the right to continue to (i) lease channel boxes in certain situations where the Company and a prospective lessee cannot or do not enter into a lease, as more fully described in the I/O Agreement; (ii) lease channel boxes with a purchase option in North and South America; and (iii) lease channel boxes outside of North and South America.

     The Company has several competitors engaged in seismic equipment sales, including companies providing land-based seismic surveys and major oil and gas exploration companies that use seismic equipment, many of which have substantially greater financial resources than the Company. There are also numerous smaller competitors who, in the aggregate, generate significant revenue from the sale of seismic survey equipment. See "Business -- I/O Agreement,"
" -- SERCEL Agreements" and "-- Competition."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of significant amounts of Common Stock in the public market following this Offering could adversely affect prevailing market prices. The Company's executive officers and directors, who collectively own 1,175,070 shares, or 26.3%, of the outstanding Common Stock, have agreed that for a period of 180 days after the date of this Prospectus they will not offer for sale, sell or otherwise dispose of any shares of Common Stock (other than the 325,000 shares being sold herein by the executive officers and directors who are Selling Shareholders) or any securities convertible into or exchangeable for shares of Common Stock, without the prior written consent of Rodman & Renshaw, Inc. on behalf of the Underwriters. Upon the expiration of such agreements, all of the shares held by such persons will be eligible for sale subject to the volume limitations and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). There are also outstanding under the Company's 1994 Stock Option Plan and 1994 Non-Employee Director Stock Option Plan (collectively, the "Stock Option Plans") options to purchase 293,750 shares of Common Stock, of which 250,250 are currently exercisable. The Company has registered under the Securities Act the shares issuable upon the exercise of such options and such shares are eligible for resale in the public market, except that any such shares issued to affiliates are subject to the volume limitations and other restrictions of Rule 144. In addition, there are outstanding warrants to purchase 246,723 shares of Common Stock, of which warrants to purchase 196,723 shares are currently exercisable. In connection with this Offering, the Company has agreed to sell warrants to the Representatives to purchase from the Company up to 200,000 shares of Common Stock, exercisable in whole or in part at any time during the two-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. See "Dilution," "Shares Eligible for Future Sale" and "Underwriting."

DILUTION

     Purchasers of Common Stock in this Offering will experience immediate and substantial dilution of $2.70 in net tangible book value per share as of October 31, 1996. See "Dilution."

NO ANTICIPATED DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and does not presently anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the loan agreement between the Company and its commercial lenders prohibits the payment of dividends. See "Dividend Policy."

POSSIBLE ADVERSE EFFECT OF ISSUANCE OF PREFERRED STOCK WITHOUT SHAREHOLDER APPROVAL

     The Company's Articles of Incorporation, as amended, authorize the issuance of 1,000,000 shares of "blank check" preferred stock, par value $1.00 per share ("Preferred Stock"), with such designations, rights and preferences as may be determined from time to time by the Board of Directors. No shares of Preferred Stock will be outstanding as of the consummation of this Offering. However, because the Board of Directors is empowered to issue Preferred Stock with such preferences and rights as it determines, it may afford the holders of any series of Preferred Stock preferences, rights or voting powers superior to those of the holders of Common Stock. Although the Company has no present intention to issue any shares of its Preferred Stock, there can be no assurance that the Company will not do so in the future. See "Description of Capital Stock and Other Securities -- Preferred Stock."

LIMITATION ON DIRECTOR LIABILITY

     The Company's Articles of Incorporation, as amended, provide, as permitted by governing Texas law, that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of the Company against a director.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock being offered hereby (after deducting underwriting discounts and commissions and estimated expenses of the Offering) are estimated to be approximately $15.8 million ($18.2 million if the Underwriters' over-allotment option is exercised in full). Approximately (i) $10.0 million of the net proceeds will be used to purchase additional 3-D seismic data acquisition equipment, including the $2.35 million remaining minimum purchase requirement under the I/O Agreement through May 31, 1998, (ii) $4.4 million will be used to pay outstanding debt to commercial lenders, (iii) $1.0 million will be used for expenses related to the opening of the Company's Calgary, Alberta, Canada office, and (iv) $250,000 will be used to improve computer and inventory tracking systems. The remainder of the net proceeds will be used for other general corporate purposes.

     Of the $4.4 million that will be used to pay debt to commercial lenders, approximately $1.0 million will be used to pay the Company's revolving line of credit (the "Working Capital Revolver") with Bank One, Texas, N.A. ("Bank One") and $3.4 million will be used to pay its loan (the "Term Loan") with Banc One Leasing Corporation ("Banc One Leasing"). Approximately $1.0 million of the Term Loan was advanced in January 1996 primarily to pay amounts due to I/O for 3-D channel boxes acquired in the 1996 fiscal year. In March 1996, an additional approximately $3.1 million of the Term Loan was advanced to the Company, of which approximately $1.5 million was used to pay all amounts outstanding under a previous equipment loan and line of credit and to pay amounts due to I/O for seismic equipment acquired in February and March 1996. Amounts may be advanced under the Term Loan solely for equipment purchases and are payable in monthly installments of principal and interest through January 31, 2000 and bear interest at 9.5%. Amounts borrowed under the Working Capital Revolver bear interest at a floating rate of interest equal to Banc One's base rate of interest ("Base Rate") plus 0.5%, payable quarterly, and the outstanding principal balance is due January 31, 1998. Both the Working Capital Revolver and the Term Loan are secured by an assignment of the Company's accounts receivable, inventory, leases and equipment, including its lease pool equipment.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "MIND." Prior to December 19, 1994, there was no public market for the Common Stock. Prior to April 26, 1996, the Common Stock was traded on the Nasdaq SmallCap Market.

     The following table sets forth, for the periods indicated, the high and low bid prices of the Company's Common Stock as reported on the Nasdaq SmallCap Market and the high and low sales prices as reported on the Nasdaq National Market, as applicable, after April 26, 1996.

                                                                HIGH            LOW
                                                                ----            ---
Fiscal Year Ended January 31, 1995:
  Fourth Quarter (commencing December 19, 1994).............     $3 1/4          $2 5/8
Fiscal Year Ended January 31, 1996:
  First Quarter.............................................     $3 1/8          $2 5/16
  Second Quarter............................................      4 15/32         2 5/16
  Third Quarter.............................................      4 3/4           3 5/8
  Fourth Quarter............................................      5 5/8           3 3/4
Fiscal Year Ended January 31, 1997:
  First Quarter.............................................     $8              $5 1/8
  Second Quarter............................................      8               5 3/4
  Third Quarter.............................................      6 1/2           5 3/8
  Fourth Quarter............................................      9 7/8           5 7/8
Fiscal Year Ended January 31, 1998:
  First Quarter (through March 5, 1997).....................     $9 1/4          $7

     On March 5, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $7 1/2. As of February 28, 1997, there were 45 shareholders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends on the Common Stock since its inception, and the Board of Directors does not contemplate the payment of cash dividends in the foreseeable future. It is the present policy of the Board of Directors to retain earnings, if any, for use in developing and expanding the Company's business. In addition, the Company's loan agreements with Bank One and Banc One Leasing prohibit the payment of dividends without their prior consent. In the future, payment of dividends by the Company will also depend on the Company's financial condition, results of operations and such other factors as the Board of Directors may consider. See "Management's Discussion of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at October 31, 1996 and as adjusted to reflect the sale and issuance by the Company of 2,500,000 shares of Common Stock, and the application of the net estimated proceeds therefrom, as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and notes thereto that are included elsewhere in this Prospectus.

                                                               AT OCTOBER 31, 1996
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Long-term debt, less current portion........................  $ 2,910      $    --
Shareholders' equity:
  Preferred stock, $1.00 par value; 1,000,000 shares
     authorized; none issued and outstanding................       --           --
  Common stock, $.01 par value; 20,000,000 shares
     authorized; 4,378,650 shares issued and outstanding and
     6,878,650 shares as adjusted(1)(2).....................       44           69
  Additional paid-in capital................................    8,398       24,213
  Retained earnings.........................................    5,294        5,294
                                                              -------      -------
          Total shareholders' equity........................   13,736       29,576
                                                              -------      -------
          Total capitalization..............................  $16,646      $29,576
                                                              =======      =======

---------------

(1) Does not include (i) 293,750 shares of Common Stock issuable upon the exercise of options granted and an additional 106,250 shares that may be granted in the future under stock option plans, (ii) 246,723 shares of Common Stock issuable upon the exercise of certain warrants, and (iii) 200,000 shares of Common Stock issuable upon the exercise of the Representatives' Warrants. See "Description of Capital Stock and Other Securities."

(2) The number of shares issued and outstanding after completion of the Offering does not reflect the exercise of a warrant for 8,380 shares of Common Stock to be sold in the Offering by one of the Selling Shareholders. See "Principal and Selling Shareholders."

                                    DILUTION

     The Company's net tangible book value as of October 31, 1996 was approximately $13.7 million, or $3.14 per share. Net tangible book value per share is equal to the total tangible assets of the Company minus total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,500,000 shares of Common Stock offered by the Company hereby and the receipt of net proceeds of such sale (and after deducting underwriting discounts and commissions and estimated expenses payable by the Company), the net tangible book value of the Company at October 31, 1996 on a pro forma basis would have been approximately $29.6 million, or $4.30 per share, representing an immediate dilution in pro forma net tangible book value of $2.70 per share, or 38.6%, to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share.....................           $7.00
                                                                       -----
  Net tangible book value per share as of October 31, 1996,
     before this Offering...................................  $3.14
  Increase in net tangible book value per share attributable
     to new investors.......................................   1.16
                                                              -----
Pro forma net tangible book value per share as of October
  31, 1996, giving effect to this Offering(1)...............            4.30
                                                                       -----
Dilution in net tangible book value to new investors........           $2.70
                                                                       =====

---------------

(1) Does not reflect the exercise of a warrant for 8,380 shares of Common Stock to be sold in the Offering by one of the Selling Shareholders. See "Principal and Selling Shareholders."

     If the Underwriters' over-allotment is exercised in full, the pro forma net tangible book value per share of Common Stock after this Offering would be $4.41 per share, which would result in dilution to new investors of $2.59 per share, or 37.0%.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected financial data of the Company for each of the four fiscal years ended January 31, 1996, which was derived from the Company's audited financial statements, and the fiscal year ended January 31, 1992, which was derived from unaudited financial statements of the Company. Also set forth below is selected financial data for the nine months ended October 31, 1995 and 1996 and at October 31, 1996, which was derived from the unaudited financial statements of the Company. In the opinion of management of the Company, the unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data for such period. The results of operations for the nine months ended October 31, 1995 and 1996 are not necessarily indicative of results for a full fiscal year. The data should be read in conjunction with the Financial Statements (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                             NINE MONTHS
                                                                                                ENDED
                                                  FISCAL YEAR ENDED JANUARY 31,              OCTOBER 31,
                                         -----------------------------------------------   ---------------
                                            1992        1993     1994     1995     1996     1995     1996
                                         -----------   ------   ------   ------   ------   ------   ------
                                         (UNAUDITED)                                         (UNAUDITED)
SELECTED STATEMENTS OF OPERATIONS DATA:
  Revenues:
    Leases of seismic equipment........    $  602      $1,266   $1,601   $2,424   $5,157   $3,431   $5,356
    Sales of seismic equipment.........     1,510       1,156    2,926    2,860    2,135    1,643    2,007
                                           ------      ------   ------   ------   ------   ------   ------
         Total.........................     2,112       2,422    4,527    5,284    7,292    5,074    7,363
  Expenses:
    Seismic equipment subleases........       335         915      896      245      251      222      111
    Sales of seismic equipment.........     1,002         796    1,772    2,027    1,085    1,000    1,261
    General and administrative.........       651         655      655      924    1,344      990    1,199
    Depreciation.......................        17          29       62      363    1,331      825    1,951
    Provision for doubtful accounts....        --          --       38       35      627      372      418
                                           ------      ------   ------   ------   ------   ------   ------
         Total expenses................     2,005       2,395    3,423    3,594    4,638    3,409    4,940
                                           ------      ------   ------   ------   ------   ------   ------
  Other income (expense)...............       (44)         15        4     (149)      17       20       49
                                           ------      ------   ------   ------   ------   ------   ------
  Income before income taxes...........        63          42    1,108    1,541    2,671    1,685    2,472
  Provision for income taxes...........        19           7      405      541      958      605      854
                                           ------      ------   ------   ------   ------   ------   ------
  Net income...........................    $   44      $   35   $  703   $1,000   $1,713   $1,080   $1,618
                                           ======      ======   ======   ======   ======   ======   ======
SELECTED PER SHARE DATA:
  Net income(1)........................    $ 0.03      $ 0.03   $ 0.51   $ 0.66   $ 0.52   $ 0.34   $ 0.37
                                           ======      ======   ======   ======   ======   ======   ======
  Weighted average common shares
    outstanding(2).....................     1,380       1,380    1,380    1,514    3,306    3,170    4,431
SELECTED CASH FLOW AND OTHER DATA:
  EBITDA(3)............................    $   74      $   75   $1,186   $2,113   $4,023   $2,516   $4,593
  Capital expenditures.................    $   --      $   28   $  900   $4,496   $5,765   $4,099   $8,890

                                                  AT JANUARY 31,                     AT OCTOBER 31, 1996
                                  ----------------------------------------------   ------------------------
                                     1992       1993    1994     1995     1996     ACTUAL    AS ADJUSTED(5)
                                  -----------   ----   ------   ------   -------   -------   --------------
                                  (UNAUDITED)                                            (UNAUDITED)
SELECTED BALANCE SHEET DATA:
  Total assets..................     $581       $615   $2,427   $8,199   $12,239   $23,252      $34,692
  Total liabilities.............      342        341    1,450    2,023     4,191     9,516        5,116
  Long-term debt(4).............       --         --       --      261     1,173     2,910           --
  Shareholders' equity..........      239        274      977    6,176     8,048    13,736       29,576

---------------

(1) There was no dilutive effect to earnings per share for the fiscal years ended January 31, 1992, 1993, 1994 and 1995 and for the nine months ended October 31, 1995. Fully diluted earnings per share was $0.50 for the fiscal year ended January 31, 1996 and $0.36 for the nine months ended October 31, 1996.

(2) The fully diluted weighted average common shares outstanding was 3,403,000 at January 31, 1996 and 4,489,000 at October 31, 1996.

(3) EBITDA is income before interest, taxes, depreciation and amortization. EBITDA is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(4) Long-term debt includes long-term debt net of current maturities and capital lease obligations net of current portion.

(5) As adjusted to reflect receipt by the Company of estimated net proceeds from the issuance of 2,500,000 shares of Common Stock and the application of such proceeds. See "Use of Proceeds" and "Capitalization."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in understanding the Company's historical financial position at January 31, 1994, 1995 and 1996, and October 31, 1996, and results of operations and cash flows for each of the three years in the period ended January 31, 1996 and the unaudited nine month periods ended October 31, 1995 and 1996. The Company's historical financial statements and notes thereto included elsewhere in this Prospectus contain detailed financial information that should be referred to in conjunction with the following discussion.

OVERVIEW

     The Company leases and sells seismic data acquisition equipment to companies engaged in the oil and gas industry. The Company provides short-term leasing of peripheral seismic equipment to meet a customer's requirements, as well as offering maintenance and support during the lease term. The Company leases its seismic equipment primarily to seismic data acquisition companies and major oil and gas exploration companies conducting land-based seismic surveys in North and South America. The Company also sells and services new and used seismic data acquisition systems and peripheral equipment to companies engaged in oil and gas exploration.

     All leases at October 31, 1996 were for a term of one year or less. Seismic equipment held for lease consists primarily of 3-D channel boxes, and is carried at cost, net of accumulated depreciation.

     The following table sets forth, for the periods indicated, the percentages that certain items in the Company's financial statements bear to total revenues, and the percentage changes in the dollar amounts of such items from the comparable prior period:

                                      PERCENTAGE OF TOTAL REVENUES                   PERCENTAGE CHANGE
                                  -------------------------------------   ---------------------------------------
                                                           NINE MONTHS
                                    FISCAL YEAR ENDED         ENDED       FISCAL YEAR   FISCAL YEAR   NINE MONTHS
                                       JANUARY 31,         OCTOBER 31,       ENDED         ENDED         ENDED
                                  ---------------------   -------------   JANUARY 31,   JANUARY 31,   OCTOBER 31,
                                  1994    1995    1996    1995    1996       1995          1996          1996
                                  -----   -----   -----   -----   -----   -----------   -----------   -----------
REVENUES:
  Leases of seismic equipment...   35.4%   45.9%   70.7%   67.6%   72.7%      51.4%         112.7%        56.1%
  Sales of seismic equipment....   64.6%   54.1%   29.3%   32.4%   27.3%      (2.3)%        (25.3)%       22.2%
         Total revenues.........  100.0%  100.0%  100.0%  100.0%  100.0%      16.7%          38.0%        45.1%
COSTS AND EXPENSES:
  Seismic equipment subleases...   19.8%    4.6%    3.4%    4.4%    1.5%     (72.7)%          2.4%       (50.0)%
  Sales of seismic equipment....   39.1%   38.4%   14.9%   19.7%   17.1%      14.4%         (46.5)%       26.1%
  General and administrative....   14.5%   17.5%   18.4%   19.5%   16.3%      41.1%          45.5%        21.1%
  Depreciation..................    1.4%    6.9%   18.3%   16.3%   26.5%     485.5%         266.7%       136.5%
  Provision for doubtful
    accounts....................    0.8%    0.7%    8.6%    7.3%    5.7%      (7.9)%      1,691.4%        12.4%
         Total costs and
           expenses.............   75.6%   68.0%   63.6%   67.2%   67.1%       5.0%          29.0%        44.9%

     For the years ended January 31, 1994, 1995 and 1996, revenues from foreign customers totalled $1.4 million, $1.8 million and $3.8 million, respectively. All of the Company's transactions with foreign customers are denominated in United States dollars. Therefore, the Company is not subject to material gains or losses resulting from currency fluctuations and has not engaged in currency hedging activities.

SEASONALITY

     There is some seasonality to the Company's expected lease revenues from customers operating in Canada. Historically, seismic equipment leasing has been somewhat susceptible to weather patterns in certain geographic regions. For example, in Canada, a significant percentage of the seismic survey activity occurs in the winter months, from October through March. During the months in which the weather is warmer, certain areas are not accessible to trucks, earth vibrators and other equipment because of the muddy terrain. See
"Business -- Business and Operations" and " -- Seismic Equipment Leasing." This increased leasing activity by the Company's Canadian customers has historically resulted in increased lease revenues in the Company's first and fourth fiscal quarters.

RESULTS OF OPERATIONS

  Nine Months Ended October 31, 1996 Compared with Nine Months Ended October 31, 1995

     Revenues of $7,363,000 for the nine months ended October 31, 1996 represented an increase of 45.1% over revenues of $5,074,000 for the same prior year period. Leasing services generated revenues of $5,356,000 for the nine months ended October 31, 1996, an increase of $1,925,000, or 56.1%, as compared to $3,431,000 for the same prior year period. This increase reflected additions of lease fleet equipment throughout fiscal 1996 and the first three fiscal quarters of fiscal 1997 to meet lease demand. For the nine months ended October 31, 1996, the Company maintained a unitization rate on its 3-D channel boxes of approximately 81%. Seismic equipment sales for the nine months ended October 31, 1996 were $2,007,000, an increase of $364,000, or 22.2%, as compared to $1,643,000 for the same prior year period.

     While the Company's leasing revenues increased by $1,925,000 for the nine months ended October 31, 1996 as compared to the same prior year period, sublease costs decreased by $111,000 and depreciation, which related primarily to equipment available for lease, increased by $1,126,000 due to increase in the lease fleet, resulting in an increase in net leasing revenues of $910,000.

     Gross margins on seismic equipment sales were 37.2% and 39.1% for the nine months ended October 31, 1996 and 1995, respectively. Margins on sales of used equipment vary based upon the size of the transaction, the availability of the product sold and the means by which the equipment was acquired. Higher dollar transactions tend to yield lower margins than do lower dollar transactions, while readily available equipment yields lower margins than equipment that is difficult to locate. In addition, the Company's costs on a specific piece of equipment may differ substantially based upon whether it was acquired through a bulk purchase or a discrete search.

     General and administrative expenses increased 21.1%, or $209,000, for the nine months ended October 31, 1996 as compared to the same period in 1995 and were 16.3% and 19.5% of total revenues for the nine months ended October 31, 1996 and 1995, respectively. This decrease in general and administrative expenses as a percent of total expenses was the result of overhead expenses remaining relatively constant as revenues increased, offset in part by increases in legal and accounting expenses associated with being a public company.

     The Company's provision for doubtful accounts expense increased from $372,000 in the fiscal 1996 period to $418,000 in the fiscal 1997 period. The increase was a result of additional provisions for the allowance account. As of October 31, 1996, the Company's allowance for doubtful accounts receivable amounted to $615,000, which was an amount management believed was sufficient to cover any potential losses in trade accounts receivable as of that date.

     Net income for the nine months ended October 31, 1996 increased by $538,000, as compared to the same 1995 period. The increase resulted primarily from the increase in net leasing revenues offset by increases in general and administrative and the provision for bad debt expense.

  Fiscal Year Ended January 31, 1996 Compared with Fiscal Year Ended January 31, 1995

     Revenues for fiscal 1996 of $7,292,000 represented an increase of 38.0% over fiscal 1995 revenues of $5,284,000. Leasing services generated revenues of $5,157,000 for fiscal 1996, an increase of $2,733,000, or 112.7%, as compared to fiscal 1995. The majority of this increase was attributable to additions of lease fleet equipment throughout fiscal 1996 to meet lease demand. The Company's utilization rate in fiscal 1996 on its 3-D channel boxes was approximately 90%. Seismic equipment sales for the year ended January 31, 1996 were $2,135,000, a decrease of $725,000, or 25.3%, from fiscal 1995.

     While the Company's leasing revenues increased by $2,733,000 during fiscal 1996 as compared to fiscal 1995, sublease costs increased by only $6,000 and depreciation, which related primarily to equipment available for lease, increased by $968,000 due to the increase in the lease fleet, resulting in an increase in net leasing revenues of $1,759,000.

     Gross margins on seismic equipment sales were 49.2% and 29.1% for fiscal 1996 and 1995, respectively. The margin for fiscal year 1996 was significantly higher because of a few high-margin transactions.

     General and administrative expenses increased 45.5%, or $420,000, in fiscal 1996 as compared to fiscal 1995 and were 18.4% and 17.5% of total revenues for fiscal 1996 and 1995, respectively. The increase was due primarily to increased personnel costs and higher legal and accounting expenses associated with the Company being a public company. The Company's provision for doubtful accounts increased from $35,000 in fiscal 1995 to $627,000 in fiscal 1996. The increase reflected the write-off of amounts due from a leasing customer which became severely past due and was ultimately settled for $272,000 less than the amount due from such customer, and additional allowances provided for amounts due from a second leasing customer with an outstanding receivable of $459,000 at January 31, 1996, the majority of which was past due at that date. The latter outstanding receivable was ultimately collected in full. As of January 31, 1996, the Company's allowance for doubtful accounts receivable amounted to $347,000, which is an amount management believed was sufficient to cover any potential losses in trade accounts receivable as of that date.

     Net income increased in fiscal 1996 by $713,000, as compared to fiscal 1995. The increase resulted primarily from the increase in net leasing revenues.

  Fiscal Year Ended January 31, 1995 Compared with Fiscal Year Ended January 31, 1994

     Revenues for fiscal 1995 of $5,284,000 represented an increase of 16.7% over fiscal 1994 revenues of $4,527,000. Leasing services generated revenues of $2,424,000 for fiscal 1995, an increase of $823,000, or 51.4%, as compared to fiscal 1994. The majority of this increase was attributable to additions of lease fleet equipment throughout fiscal 1995 to meet lease demand. The Company's utilization rate on the I/O equipment during fiscal 1995 was approximately 90%. Seismic equipment sales for the year ended January 31, 1995 were $2,860,000, a decrease of $66,000, or 2.3%, from fiscal 1994.

     The Company's leasing revenues increased by $823,000 during fiscal 1995 as compared to fiscal 1994, while sublease costs decreased by $651,000 and depreciation, which related primarily to equipment available for lease, increased by $301,000, resulting in an increase in net leasing revenues of $1,173,000.

     Gross margins on seismic equipment sales were 29.1% and 39.4% for fiscal 1995 and 1994, respectively. The Company purchases used seismic equipment for resale when management determines that such equipment is available at advantageous prices. Gross margins on the Company's equipment sales fluctuate from year to year and have historically ranged from 20% to 50%. The margins for fiscal 1995 and 1994 are consistent with historical margins on seismic equipment sales.

     General and administrative expenses increased 41.1%, or $269,000, in fiscal 1995 as compared to fiscal 1994 and were 17.5% and 14.5% of total revenues for fiscal 1995 and 1994, respectively. The increase was due primarily to personnel, legal and accounting expenses. Personnel costs increased as a result of the Company adding a chief financial officer during the year. Net interest increased $193,000 to $209,000 in fiscal 1995 due to various equipment and bridge loans outstanding during fiscal 1995. Legal and accounting costs increased in fiscal 1995 due to legal and accounting costs associated with the Company's initial public offering consummated in January 1995.

     Net income increased in fiscal 1995 by $297,000, as compared to fiscal 1994. The increase resulted primarily from the increase in leasing revenues combined with a $651,000 decrease in seismic equipment sublease expense, a $301,000 increase in depreciation, and lower margins on seismic equipment sales.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities for the nine months ended October 31, 1996, increased by $749,000, or 40.2%, as compared to the same 1995 period. At October 31, 1996, of the Company's customers with trade receivables more than 90 days past due, four customers had an aggregate of $983,000 more than

90 days past due. The Company has historically had an average collection period of between 60 to 90 days for its trade accounts receivable. Grant Geophysical, Inc. ("Grant") filed for bankruptcy protection during December 1996. Revenues derived from Grant amount to 17.8% of total revenues for the eleven-month period ended December 31, 1996. As of that date, amounts due from Grant totalled $1,013,000. During December 1996, the Company increased its allowance for trade accounts receivable from $615,000 at October 31, 1996 to $1,500,000 at December 31, 1996, which amount was intended to fully reserve all amounts due from Grant and provide for any potential loss associated with the Company's remaining trade accounts receivable.

     As of October 31, 1996, the outstanding principal balance of the Term Loan was approximately $3.6 million and there were no amounts outstanding under the Working Capital Revolver. Approximately $1.0 million of the Term Loan was advanced to the Company at January 31, 1996 and was used primarily to pay amounts due to I/O for 3-D channel boxes. In March 1996, an additional approximately $3.1 million of the Term Loan was advanced and an aggregate of approximately $1.5 million was used to pay all amounts outstanding under a previous term loan and revolving credit line and to pay amounts due to I/O for 3-D channel boxes. Approximately $4.4 million of the net proceeds of this Offering will be used to pay the $1.0 million and $3.4 million currently outstanding balances of the Working Capital Revolver and the Term Loan, respectively.

     In January 1997, the Company established a second revolving line of credit with Bank One of up to $4.0 million (the "Equipment Revolver") to be used solely for short-term financing of up to 75% of the seismic equipment purchased by the Company for approved lease/purchase contracts, and a second term loan of $1.0 million (the "Second Term Loan") to be used solely for long-term financing of up to 80% of the purchase price of other seismic equipment. Interest on the Equipment Revolver and the Second Term Loan accrues at a floating rate of interest equal to the Base Rate plus 0.5%. Interest on amounts advanced under the Equipment Revolver is payable monthly, and the principal amount is due six months after the date of the initial advance; provided, however, that if the lessee under a lease/purchase contract does not purchase the seismic equipment subject to the lease, and there has been no default (as defined) under the lease, then the Company may extend the maturity date for an additional 18 months (the "Extended Term"). In such event, the principal amount of and interest on the amount advanced under the Equipment Revolver would be payable in ratable monthly installments over the Extended Term. Interest on and the principal amount of the Second Term Loan are payable in ratable monthly installments over a two-year period through and including December 1998.

     As of December 31, 1996, capital expenditures for the 1997 fiscal year totalled approximately $14.3 million and the Company has budgeted capital expenditures of approximately $16.0 million for the 1998 fiscal year, including approximately $12.0 million of 3-D seismic data acquisition equipment to be purchased with the net proceeds of this Offering. The Company believes that the net proceeds of this Offering, cash provided by operations and funds available from its commercial lenders will be sufficient to fund its operations and budgeted capital expenditures for the 1998 fiscal year.

                                    BUSINESS

     Mitcham Industries, Inc. leases and sells seismic data acquisition equipment to companies engaged in the oil and gas industry. The Company believes it is the leading independent lessor of land-based 3-D seismic data acquisition equipment, including channel boxes and other peripheral equipment. Seismic data acquisition equipment is used in the identification and graphic definition of subsurface geologic structures and formations that potentially contain oil and gas. Channel boxes are remote data acquisition units that collect and transmit seismic data. The Company has exclusive lease referral and supply agreements with the two principal manufacturers of land-based 3-D seismic equipment, I/O and SERCEL. From January 1, 1994 through December 31, 1996, the Company's lease fleet of 3-D channel boxes increased from 85 to approximately 2,000 (or from 510 channels to approximately 12,000 channels). EBITDA of approximately $4.0 million for the fiscal year ended January 31, 1996 represented an increase of 90.4% over the fiscal year ended January 31, 1995, and EBITDA of approximately $4.6 million for the nine months ended October 31, 1996 represented an increase of 82.6% over the same prior year period.

     Demand for channel boxes has increased significantly in recent years primarily due to the increasing use of 3-D seismic surveys. Current 3-D seismic techniques use a greater number of channels and channel boxes than 2-D surveys, thereby providing higher resolution data for a better representation of the earth's subsurface. Additionally, oil and gas companies are contracting for 3-D surveys over larger geographical areas and often specify an increase in the concentration of channel boxes as a means of increasing data resolution. Consequently, seismic survey companies frequently use more than twice the number of channels for surveys than they typically own. The Company believes that many companies providing land-based seismic surveys will meet this additional requirement by leasing channel boxes and supporting peripheral equipment on a short-term basis rather than making the substantial capital expenditures necessary to purchase such equipment.

     The Company leases its seismic equipment primarily to seismic data acquisition companies and major oil and gas exploration companies conducting land-based seismic data acquisition surveys. The leases generally have terms between three and nine months and are renewable thereafter on a month-to-month basis. Rates for 3-D channel boxes range from between 6% to 8% per month of the equipment's purchase price. For the nine months ending October 31, 1996, the Company maintained a utilization rate of its 3-D channel boxes in excess of 80%.

     The Company has entered into supply and exclusive referral agreements with each of I/O and SERCEL. The Company believes that most of the land-based 3-D seismic systems and equipment currently in use and being put into use are I/O and SERCEL systems. The agreement with I/O, originally entered into in February 1994, has been the source of a majority of the Company's lease pool equipment to date. Pursuant to this agreement, I/O must refer to the Company, on an exclusive basis, any requests it receives to lease its 3-D channel boxes and certain peripheral equipment in North and South America. A condition of the agreement with I/O is that the Company must purchase, at favorable rates, $13.3 million of equipment from I/O by May 31, 2000. Through December 31, 1996, the Company has met $4.8 million of this requirement.

     In September 1996, the Company entered into two agreements with SERCEL. One agreement provides that until December 31, 1999, the Company will be SERCEL's exclusive worldwide leasing agent and that SERCEL must refer to the Company all requests it receives to lease its 3-D data acquisition equipment and peripheral equipment. This agreement also provides that the Company must purchase, at favorable rates, up to $10.2 million of 3-D data acquisition equipment and other field equipment from SERCEL. Through December 31, 1996, the Company has met $4.5 million of this requirement. The second agreement provides that until September 19, 1999, subject to earlier termination after September 20, 1997, the Company will be SERCEL's exclusive sales agent in Canada. See "-- I/O Agreement" and "-- SERCEL Agreements."

BUSINESS STRATEGY

     The Company's business strategy is to meet the expanding needs of users of 3-D seismic equipment through its leasing and support services. In order to accomplish this, the Company has identified the following major objectives:

     - Enlarge and diversify its lease pool of seismic equipment. As demanded by customers, the Company will continue to increase its lease pool of channel boxes and peripheral seismic equipment, such as seismic vibrators, vibrator control electronics and geophones. The Company believes that the availability of a larger and more complete pool of 3-D seismic equipment for lease will encourage seismic survey companies to increasingly lease, rather than purchase, such equipment. The Company is also evaluating the feasibility of a lease pool of marine seismic equipment.

     - Expand its international presence. The Company receives referrals from SERCEL on a worldwide basis and is its exclusive sales agent in Canada, where the Company has an office in Calgary, Alberta. The Company believes that its alliances with I/O and SERCEL will help the Company to further penetrate, on a cost-effective basis, international markets, where such manufacturers are well-recognized and have well-developed business relationships. The Company is also evaluating the feasibility of opening additional foreign offices.

     - Develop and enhance alliances with major seismic equipment manufacturers. The Company uses alliances with manufacturers such as I/O and SERCEL to acquire and build its lease pool of equipment and increase customer referrals. The Company continues to seek to expand the scope of these alliances, as well as develop arrangements with other equipment manufacturers.

SEISMIC TECHNOLOGY

     Oil and gas exploration companies utilize seismic data generated from the use of digital seismic systems and peripheral equipment in determining optimal locations for drilling oil and gas wells, in the development of oil and gas reserves, and in reservoir management for the production of oil and gas. A complete digital seismic data acquisition system generally consists of (i) a central electronics unit that records and stores digital data ("CEU"), (ii) channel boxes, (iii) geophones, or seismic sensors and (iv) other peripheral, or accessory, equipment. Other peripheral equipment includes earth vibrators that create the necessary acoustic wave being analyzed and geophysical cables that transmit digital seismic data from the channel boxes to the CEU.

     In seismic data acquisition, an acoustic wave is discharged at or below the earth's surface through the discharge of compressed air, the detonation of small explosive charges or the use of vibrators. As the acoustic wave travels through the earth, portions are reflected by variations in the underlying rock layers and the reflected energy is captured by the geophones, which are situated at intervals along paths from the point of acoustical impulse. The resulting signals are then transmitted to the channel boxes, which convert the reflected energy wave from analog to digital data and transmit this data via cable to the CEU. The CEU stores the seismic data on magnetic tape for processing. The digital data is then input into a specialized seismic processing system that uses sophisticated computer software programs to enhance the recorded signal and produce an image of the subsurface strata. By interpreting seismic data, oil and gas exploration companies create detailed maps of exploration prospects and oil and gas reservoirs.

     In the past, the 2-D seismic survey was the standard data acquisition technique used to describe geologic formations over a broad area. 2-D seismic data can be visualized as a single vertical plane of subsurface information, and 2-D seismic surveys typically require 120 recording channels. Data gathered from a 3-D seismic survey is best visualized as a cube of information that can be sliced into numerous planes, providing different views of a geologic structure with much higher resolution than is available with traditional 2-D seismic survey techniques. 3-D seismic surveys require much larger data acquisition systems with a minimum of 480 recording channels. Because of the greater number of channels and flexible configuration, 3-D seismic data provides more extensive and detailed information regarding the subsurface geology than does 2-D data. As a result, 3-D data allows the geophysicists interpreting the data to more closely select the optimal location of a prospective drillsite or oil and gas reservoir.

     In the exploration and development process, oil and gas companies establish requirements for seismic data acquisition programs based on their technical objectives. Because of the expense associated with drilling oil and gas wells, decisions whether or where to drill are critical to the overall process. Because 3-D seismic data increase drilling success rates and reduce costs, the Company believes that the major oil and gas exploration companies are increasingly requiring 3-D seismic surveys in their exploration activities. As a result of the increasing requirements for this higher resolution data, which in turn requires additional channels to collect and transmit the data, the additional required channel boxes are in great demand.

     While most working 3-D systems currently use from 600 to 800 channels, management believes that the typical request for proposal from oil and gas exploration companies now specifies a minimum of 1,000 to 1,200 channels. The Company believes that many seismic service companies meet this requirement for additional equipment by leasing, rather than purchasing, the additional required channel boxes.

BUSINESS AND OPERATIONS

     Seismic Equipment Leasing. The Company typically purchases new and used seismic equipment for lease to its customers. After the termination of the initial lease, the Company enters into additional short-term leases with its customers engaged in seismic data acquisition. The Company's equipment leasing services generally include the lease of the various components of seismic data acquisition systems to meet a customer's job specifications. Such specifications may vary as to the number of channel boxes, geophones, geophysical cables and other peripheral equipment items.

     The Company is pursuing a strategy of growth in its seismic equipment leasing business, as potential for growth in new and used seismic equipment sales is not believed to be significant. The Company currently has in its lease fleet a total of approximately 2,000 3-D channel boxes, or a total of approximately 12,000 channels (each channel being capable of electronically converting seismic data from analog to digital and transmitting the digital data), and various peripheral equipment such as geophones, earth vibrators and geophysical cables. The Company's utilization rate on its 3-D channel boxes in the first nine months of fiscal 1997 was in excess of 80%.

     Since the Company's customers lease its seismic equipment to meet shortages of a varying number of channels for specific surveys, the Company does not lease all of the channel boxes and other peripheral equipment required for seismic surveys. Rather, the Company is in the business of satisfying shortages of such equipment on a short-term basis. The Company's equipment leases generally have terms of three to nine months and are typically renewable on a month-to-month basis. The Company offers maintenance of its leased seismic equipment during the lease term for malfunctions due to failure of material and parts and will provide replacement equipment as necessary. In addition, the Company provides telephone support to answer questions of its lease customers.

     The Company's monthly lease rates for its 3-D channel boxes have ranged from 6% to 8% of the purchase price. Lease payments are due and payable on the first day of each month of the lease term. The Company typically requires its lessees to provide a deposit in the amount of one month's lease payment as security for the cost of any repairs in excess of normal wear and tear that may be required after the termination of lease term. The lessee must also obtain and keep in force a minimum of $1.0 million general liability and casualty insurance on the leased equipment during the term of the lease, and, before equipment is delivered, provide certification to the Company that the Company has been named an additional insured and loss payee on such policy. All taxes (other than U.S. federal income taxes) and assessments are the contractual obligation of the lessee. To the extent foreign taxes are not paid by the lessor, the relevant foreign taxing authority might seek to collect such taxes from the Company. To date, no such collection action has been taken against the Company.

     A majority of the Company's leasing revenues have historically come from North American operations. Within North America, about one-half of the Company's total revenues are attributable to Canadian operations, with the remainder related to United States business. Management believes that the United States and Canada will continue to be the focal points of the Company's seismic equipment leasing operations for the foreseeable future.

     Historically, seismic equipment leasing has been somewhat susceptible to weather patterns in certain geographic regions. For example, in Canada, a significant percentage of the seismic survey activity usually occurs in the winter season, from October through March. During the months in which the weather is warmer, certain areas are not accessible to trucks and other equipment because of the muddy terrain. In the United States, most of the seismic survey work is not usually affected by weather. As a result of weather conditions, the Company attempts to manage its lease pool of equipment to meet seasonal demands. Equipment leased in Canada during the winter months may be moved to the United States in the warmer months.

     Seismic Equipment Sales. The Company's equipment sales business serves a diverse base of industry, governmental, university and research customers. The Company typically buys equipment for resale: (i) at disposal prices, speculatively; and (ii) in response to specific customer orders. On occasion, the Company will also hold equipment of third parties and sell such equipment on consignment.

     In large part, the Company's international operations (excluding Canada) have been restricted to the sale of used equipment. Over the past three years, its primary international markets have been Europe, Australia and China. In the near future, the Company believes that these markets will continue to comprise a majority of the Company's international sales.

I/O AGREEMENT

     Under the I/O Agreement, the Company is the exclusive third-party recipient of requests from I/O customers and others to lease channel boxes and certain peripheral equipment in North and South America through May 31, 2000 and may acquire 3-D channel boxes from I/O at favorable prices based upon the volume of channel boxes purchased. Subject to certain exceptions, I/O may not recommend or suggest any competitor of the Company as a potential lessor of I/O 3-D channel boxes in North and South America. As a manufacturer of complete data acquisition systems that are compatible only with I/O channel boxes, I/O typically receives inquiries to lease I/O 3-D channel boxes from customers desiring to expand the capacities of their systems on a short-term basis.

     A condition of the I/O Agreement is that the Company must purchase an aggregate of $13.25 million of I/O 3-D channel boxes on or before May 31, 2000 in the following stated installments: (i) by November 30, 1996, at least $3.0 million, (ii) from January 1, 1997 through May 31, 1997, at least $1.25 million and (iii) in each of the years from June 1, 1997 through May 31, 1998, June 1 through May 31, 1999, and June 1, 1999 through May 31, 2000, at least $3.0 million. As of December 31, 1996, the Company had purchased I/O equipment totalling $4.8 million under the I/O Agreement, thereby exceeding its purchase requirements through May 1997.

     Under the I/O Agreement, I/O must inform the Company by telephone, facsimile or letter of the identity of the third party prospective lessee and the terms, if any, that have been discussed regarding a proposed lease. The Company may then contact the prospective lessee and negotiate the terms of a proposed lease of channel boxes. If the Company (i) is unable to lease the 3-D channel boxes due to a shortage in its lease fleet, (ii) cannot agree with a prospective lessee on the terms of a proposed lease within 72 hours of the lessee's introduction to the Company or (iii) otherwise chooses not to lease to a prospective lessee, then I/O may lease channel boxes to the prospective lessee. I/O has indicated that the 72-hour time period referred to may be extended as long as the Company and a prospective lessee are engaged in good faith negotiations and neither of them has terminated such negotiations.

     Leases of channel boxes with purchase options are specifically excluded from the I/O Agreement. Therefore, I/O may continue to enter into leases with purchase options in North and South America during the term of the I/O Agreement. I/O may also continue to sell 3-D channel boxes during the term of the I/O Agreement.

     The Company primarily purchases new channel boxes from I/O, but from time to time purchases channel boxes from I/O's existing lease fleet. All of the channel boxes purchased from I/O which are new are covered by a warranty which covers, with certain exceptions, defects in workmanship for six months and defects in materials and parts for 12 months. The channel boxes, if acquired from I/O's existing lease fleet and therefore used previously, will be refurbished by I/O and carry a warranty which covers, with certain exceptions, defects in workmanship for three months.

     The I/O Agreement is subject to termination by I/O upon the occurrence of
(i) the Company's failure to comply with the terms of the I/O Agreement after having received written notice of its non-compliance, (ii) the Company's discontinuance as a going concern, (iii) the Company's default in the payment of any obligations to I/O after having received notice that payment is due, (iv) the Company's insolvency or bankruptcy, (v) Billy F. Mitcham, Jr. no longer owning at least 250,000 shares of Common Stock of the Company, (vi) Billy F. Mitcham, Jr. no longer remaining as the President of the Company, (vii) any transfer of the I/O agreement by merger, consolidation, or liquidation, or
(viii) the Company's assignment, or attempted assignment of its rights under the agreement.

SERCEL AGREEMENTS

  SERCEL Lease Agreement

     In September 1996, the Company entered into the Exclusive Equipment Lease Agreement with SERCEL (the "SERCEL Lease Agreement"), under which the Company acts as SERCEL's exclusive worldwide short-term leasing agent throughout the world and SERCEL must refer to the Company all requests it receives (other than requests from its affiliates) to lease its 3-D data acquisition equipment and other field equipment. Subject to the exceptions discussed below, SERCEL may not recommend or suggest any competitor of the Company as a potential lessor of such data acquisition equipment. In addition, the Company may not engage in financing leases and leases for a duration of more than one year.

     A condition of the SERCEL Lease Agreement is that the Company must purchase an aggregate of $10.2 million of SERCEL data acquisition and other field equipment on or before December 31, 1999 in six installments of $1.7 million as follows: (i) by June 30, 1997, and (ii) from July 1, 1997 to December 31, 1997 and each succeeding six-month period thereafter through December 31, 1999. However, SERCEL may not terminate the agreement if the Company fails to purchase the minimum requirement in a period ending before June 30, 1998, unless in the succeeding period the Company does not make aggregate purchases equal to any shortfall for the previous period, plus the minimum purchase requirement for the succeeding period. As of December 31, 1996, the Company had purchased SERCEL equipment totalling $4.5 million, thereby exceeding its purchase requirements through December 31, 1997.

     As with the I/O Agreement, SERCEL must inform the Company of the identity of the third party prospective lessee and the terms, if any, that have been discussed regarding a proposed lease. If the Company either (i) is unable to lease the SERCEL equipment due to a shortage in its lease fleet, (ii) cannot agree with a prospective lessee on the terms of a proposed lease within five business days of the lessee's introduction to the Company, or (iii) otherwise chooses not to lease to a prospective lessee, then SERCEL may lease its equipment to the prospective lessee.

     The agreement is subject to termination by SERCEL (i) at any time upon (a) SERCEL's reasonable belief that the Company has violated or intends to violate the Foreign Corrupt Practices Act of 1977, as amended, (b) the Company's refusal or inability to certify that it is in compliance with laws applicable to its activities, (c) the Company's insolvency, voluntary or involuntary bankruptcy, assignment for the benefit of creditors or discontinuance as a going concern and
(ii) upon 90 days prior written notice if the Company no longer employs Billy F. Mitcham, Jr. in a senior management capacity.

  SERCEL Sales Agreement

     Through Mitcham Canada Ltd., the Company's wholly-owned subsidiary formed in September 1996, the Company entered into the Commercial Representation Agreement (the "SERCEL Sales Agreement") with Georex, Inc., a wholly-owned subsidiary of SERCEL, under which the Company is SERCEL's designated sales agent in Canada for its data acquisition and other field equipment through September 19, 1999, subject to earlier termination after September 20, 1997 on 90 days prior notice. If not sooner terminated, the agreement will automatically be extended for successive one-year periods after September 19, 1999. Under the agreement, the Company is entitled to receive a commission on all SERCEL equipment and spare parts sold by the Company in Canada.

     In connection with the SERCEL Sales Agreement and the SERCEL Lease Agreement, in November 1996, the Company established an office in Calgary, Alberta, Canada to sell, service and lease SERCEL equipment and to lease and service equipment of other manufacturers. The Company is prohibited from selling seismic equipment that competes with SERCEL equipment during the term of the agreement and for six months thereafter, except that the Company may sell individual components that compete with components of SERCEL equipment, such as I/O 3-D channel boxes and Pelton vibrator control electronics, as well as any seismic equipment previously used in its lease fleet.

     The SERCEL Sales Agreement is subject to termination by Georex upon (i) Georex's reasonable belief that the Company has violated or intends to violate the Foreign Corrupt Practices Act of 1977, as amended, (ii) the Company's refusal or inability to certify that it is in compliance with laws applicable to its activities, or (iii) the Company's insolvency, voluntary or involuntary bankruptcy, assignment for the benefit of creditors or discontinuance as a going concern.

PELTON AGREEMENT

     In May 1996, the Company entered into an exclusive lease referral agreement (the "Pelton Agreement") with Pelton Company, Inc. The Company believes Pelton is the leading manufacturer and supplier of vibrator control electronics. The terms of the Pelton Agreement regarding exclusive lease referrals and favorable prices are substantially similar to those of the I/O Agreement, except that (i) the Company has the exclusive referral rights with respect to Pelton's vibrator control electronics throughout the world, through December 31, 1997, subject to cancellation by either party thereafter upon three months prior written notice and (ii) there are no minimum purchase requirements.

     The Pelton Agreement is subject to termination upon the occurrence of (i) the Company's failure to comply with the terms of the Pelton Agreement after having received written notice of its non-compliance, (ii) the Company's discontinuance as a going concern, (iii) the Company's default in the payment of any obligations to Pelton after having received notice that payment is due, (iv) the Company's insolvency or bankruptcy, (v) the Company's transfer of the agreement by merger, consolidation, or liquidation, (vi) the Company's assignment, or attempted assignment, of the rights under the agreement, (vii) Billy F. Mitcham no longer owning at least 250,000 shares of Common Stock of the Company, or (viii) any competitor of Pelton owning, directly or indirectly, more than 5% of the Company's outstanding capital stock on a fully-diluted basis.

CUSTOMERS; SALES AND MARKETING

     The Company's major lease customers are seismic data acquisition companies and major and independent oil and gas exploration companies. The Company typically has a small number of lease customers, the composition of which changes yearly as leases are negotiated and concluded and equipment needs vary. As of October 31, 1996, the Company had 23 lease customers with active leases of various lengths. Customers of the Company's used and new seismic equipment sales and service business (in addition to the aforementioned lease customers, some of whom purchase significant amounts of equipment) include foreign governments, universities, engineering firms and research organizations worldwide.

     The Company participates in both domestic and international trade shows and expositions to inform the oil and gas industry of its products and services. In addition to advertising in major geophysical trade journals, direct advertising in the form of a biannual listing of equipment offerings is mailed to over 3,000 oil and gas industry participants. The Company believes this mailing generates significant seismic equipment lease and sales revenues. In addition, the Company placed advertisements of its affiliation with each of I/O, SERCEL and Pelton in several major geophysical trade journals. The Company also maintains a web site at http://www.mitchamindustries.com on which it lists its seismic equipment for sale and lease.

     The Company works with a network of representatives in several international markets, including the United Kingdom, Canada and the Commonwealth of Independent States. These agents generate equipment sales, and to a lesser extent, equipment leasing business for the Company and are compensated on a commission basis. The Company also expends resources in the areas of customer service, product support and the maintenance of customer relationships. In November 1996, the Company established an office in Calgary, Alberta, Canada from which it leases and sells seismic equipment.

COMPETITION

     Competition in seismic equipment leasing is fragmented. The Company is aware of numerous companies that own seismic equipment that lease such equipment; however, the Company believes those companies do not lease seismic equipment of several manufacturers or have as extensive a lease pool as does the Company. The Company also believes those companies do not have exclusive lease referral agreements with suppliers similar to the Company's. Competition exists to a lesser extent from seismic data acquisition firms that may lease equipment that is temporarily idle. Under the I/O Agreement, I/O and its subsidiary, Global Charter Corporation, retain the right to continue to (i) lease channel boxes in certain situations where the Company and a prospective lessee cannot or do not enter into a lease, as more fully described in the I/O Agreement; (ii) lease channel boxes with a purchase option in North and South America; and (iii) lease channel boxes outside of North and South America. Global owns and operates a lease fleet of rental seismic equipment, including 3-D channel boxes. Global leases seismic equipment subject to purchase options and arranges the financing for such leases. The Company does not believe those equipment leases compete with the Company's seismic equipment leases, as the Company does not typically engage in lease/purchase arrangements of I/O seismic equipment. See "Risk Factors -- Competition."

     The Company competes for seismic equipment leases on the basis of (i) price and delivery, (ii) availability of both peripheral seismic equipment and complete data acquisition systems which may be configured to meet a customer's particular needs, and (iii) length of lease term. The Company competes in the used equipment sales market with a broad base of seismic equipment owners, including the major oil and gas exploration companies which use and eventually dispose of seismic equipment, many of which have substantially greater financial resources than the Company. The Company believes there is one competitor in the used seismic equipment sales business that generates comparable revenues from such sales, as well as numerous, smaller competitors who, in the aggregate, generate significant revenue from such sales.

SUPPLIERS

     The Company has several suppliers of the seismic equipment for its lease fleet. The Company currently acquires the majority of the 3-D channel boxes for its lease fleet from I/O and SERCEL and acquires the majority of its vibrator control electronics from Pelton. The Company believes that I/O and SERCEL manufacture most of the land-based seismic systems and equipment in use. Other suppliers of peripheral seismic equipment include OYO/Geospace (geophones, cables and seismic cameras), Mark Products (geophones and cables), Mertz, Inc. (seismic vibrators) and George E. Failing Co. (seismic vibrators). From time to time, the Company purchases new and used peripheral seismic equipment from various other manufacturers. Management believes that its current relationships with its suppliers are satisfactory.

EMPLOYEES

     As of October 31, 1996, the Company employed 13 people, none of whom is covered by a collective bargaining agreement. Nine employees are involved in sales, management and administration and four work in field operations. The Company considers its employee relations to be satisfactory.

PROPERTIES

     The Company owns its corporate office and warehouse facilities in Huntsville, Texas. Its headquarters facility consists of 25,000 square feet of office and warehouse space on approximately six acres. See "Certain

Transactions and Relationships." The Company also leases approximately 10,000 square feet of office and warehouse space at its facilities in Calgary, Alberta, Canada.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors and executive officers of the Company:

         NAME            AGE                   POSITION(S) WITH THE COMPANY
         ----            ---                   ----------------------------
Billy F. Mitcham,        49     Chairman of the Board of Directors, President and Chief
  Jr. .................           Executive Officer
Paul C. Mitcham........  32     Vice-President -- Operations and Director
Roberto Rios...........  39     Vice-President -- Finance, Secretary, Treasurer and
                                  Director
William J. Sheppard....  49     Vice-President -- International Operations and Director
Gordon M. Greve........  62     Director
Randal Dean Lewis......  53     Director
John F. Schwalbe.......  52     Director

     Billy F. Mitcham, Jr. has been Chairman of the Board of Directors, President and Chief Executive Officer of the Company since 1987. He has more than 20 years of experience in the geophysical industry. From 1979 to 1987, he served in various management capacities with Mitcham Associates, Inc., an unrelated equipment leasing company. From 1975 to 1979, Mr. Mitcham served in various capacities with Halliburton Services, primarily in oilfield services.

     Paul C. Mitcham is Vice President -- Operations and a director of the Company. He is the brother of Billy F. Mitcham, Jr. Mr. Mitcham has been employed by the Company in various management positions since 1989. Prior to 1989, he worked in various field positions in the geophysical industry.

     Roberto Rios was elected Vice-President -- Finance, Secretary and Treasurer and a director of the Company in September 1994. From 1990 until joining the Company in September 1994, Mr. Rios held several senior-level positions, including Vice President and General Manager, with ADVO, Incorporated, a publicly-traded nationwide direct mail distribution company. From 1980 to 1989, he held several senior-level financial positions, including Controller, of The Shoppers' Guide, a company that produces a direct mail advertising guide and that is a subsidiary of Harte-Hanks Communications, Inc., a multimedia company. Mr. Rios is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

     William J. Sheppard was elected Vice-President -- International Operations and a director of the Company in October 1994. Mr. Sheppard has more than 25 years of experience in the geophysical industry. From 1987 until October 1994, Mr. Sheppard was the President of Alberta Supply Company, a Canadian seismic equipment sales and services company.

     Gordon M. Greve was elected a director of the Company in June 1995. He held various management positions with Amoco Corporation from July 1977 through September 1994 and has more than 30 years of experience in the geophysical industry. He served as the Acting Vice-President of Exploration Technology and Services from February through September 1994. From February 1991 through February 1994, he was manager of exploration. From July 1986 to February 1991, he was a manager in geophysics. Mr. Greve served as the President of the Society of Exploration Geophysicists for the 1995-1996 term, which began in October 1995.

     Randal Dean Lewis was elected a director of the Company in November 1994. Mr. Lewis is the interim Dean of the Business School at Sam Houston State University and he has served in this capacity since October 1995. From 1987 to October 1995, Mr. Lewis was the Associate Dean and Professor of Marketing at Sam Houston State University. Prior to 1987, Mr. Lewis held a number of executive positions in the banking and finance industries.

     John F. Schwalbe was elected a director of the Company in November 1994. Mr. Schwalbe has been a Certified Public Accountant in private practice since 1978, with primary emphasis on tax planning, consultation, and compliance.

     The Bylaws of the Company authorize the Board of Directors to fix the number of directors of the Company. The Board of Directors is currently comprised of seven members. Each director and each executive officer of the Company serves until the earliest to occur of (i) his death, resignation or removal; or (ii) the election of his successor. No family relationships exist among the officers and directors of the Company except among Messrs. Mitcham. See "Certain Transactions and Relationships."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the Company's executive officers or directors serve on the board of directors or the compensation committee of any other entity. None of the members of the Compensation Committee are, or were formerly, officers or employees of the Company.

BOARD COMMITTEES

     The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee is comprised of Messrs. Schwalbe, Lewis and Greve. Its functions are to: (i) recommend the appointment of independent public accountants; (ii) review the scope of the audit by the independent public accountants; (iii) review the independence of the independent public accountants; (iv) consider the adequacy of the system of internal controls and review any proposed corrective actions; (v) review and monitor the Company's policies regarding business ethics and conflicts of interest; and (vi) discuss with management and the independent public accountants the Company's draft of annual financial statement and key accounting and/or reporting matters. The Compensation Committee, also comprised of Messrs. Schwalbe, Lewis and Greve, is responsible for (i) reviewing the Company's general compensation strategy;
(ii) establishing the salaries and bonuses of the Company's executive officers; and (iii) reviewing and administering the Company's 1994 Stock Option Plan.

BOARD COMPENSATION

     The Company pays directors who are not employees of the Company $500 for every meeting attended and reimburses their expenses incurred in attending board and committee meetings. In addition, the Director Plan provides that each nonemployee director will receive an option to purchase 1,000 shares of Common Stock upon becoming a director and on the date of each annual meeting of shareholders at which he is re-elected as a director. See " -- Stock Option Plans."

EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid by the Company for the fiscal years ended January 31, 1994, 1995 and 1996 to Billy F. Mitcham, Jr., the Chairman of the Board, Chief Executive Officer and President of the Company. No other executive officer of the Company received total salary and bonus that exceeded $100,000 during any of those fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                              COMPENSATION
                                            ANNUAL COMPENSATION                  AWARDS
                                -------------------------------------------   -------------
                                FISCAL YEAR                                    SECURITIES
                                   ENDED                                       UNDERLYING      ALL OTHER
 NAME AND PRINCIPAL POSITION    JANUARY 31     SALARY      BONUS      OTHER   STOCK OPTIONS   COMPENSATION
 ---------------------------    -----------   --------    -------     -----   -------------   ------------
Billy F. Mitcham, Jr. ........     1996       $100,000    $40,685(2)   --          9,000           --
  Chairman of the Board,           1995         72,000(1)      --      --        116,000           --
  President and Chief              1994         72,000     25,000      --                          --
  Executive Officer

---------------

(1) Mr. Mitcham, Jr. opted to receive a lower salary in the fiscal year ended January 31, 1995 than he was entitled to under the terms of his Employment Agreement, described below. Though not specifically stated in the Employment Agreement, Mr. Mitcham, Jr. felt the intent of the parties was that the increased salary would not be effective until the consummation of the Company's initial public offering, which occurred in January 1995. The $28,000 of his salary that he opted not to receive was not deferred and will not be paid in a future year. As of February 1, 1995, Mr. Mitcham, Jr. began receiving his full salary.

(2) Bonus actually paid in the subsequent fiscal year.

     Option Grants. The following table sets forth the individual grants of stock options made by the Company during the fiscal year ended January 31, 1996 to Billy F. Mitcham, Jr. The Company does not grant any stock appreciation rights.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          % OF TOTAL                                   POTENTIAL REALIZABLE VALUE
                             NUMBER OF      OPTIONS                                     AT ASSUMED ANNUAL RATES
                            SECURITIES    GRANTED TO                                  OF STOCK PRICE APPRECIATION
                            UNDERLYING     EMPLOYEES      EXERCISE                         FOR OPTION TERM(2)
                              OPTIONS       IN 1996       OR BASE       EXPIRATION    ----------------------------
           NAME             GRANTED (#)   FISCAL YEAR   PRICE ($/SH)       DATE         0%        5%         10%
           ----             -----------   -----------   ------------   ------------   -------   -------    -------
Billy F. Mitcham, Jr......     9,000(1)      14.3%         $3.29(1)    Dec. 4, 2005     $3.87     $5.36      $8.53

---------------

(1) Nonqualified stock option granted on December 4, 1995 under the 1994 Stock Option Plan. The option may be exercised to purchase the total number of shares on December 4, 1996. The option price was set at 85% of the fair market value of the Company's Common Stock. The fair market value of a share of the Company's Common Stock is the closing price at which the Common Stock was sold on the date of grant. To the extent the option is not vested on the optionee's retirement, death or disability, it is forfeited.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in this table may not necessarily be achieved.

     Option Exercises and Year-End Option Grants. The following table sets forth the year-end values of unexercised options held by Billy F. Mitcham, Jr. at January 31, 1996. Billy F. Mitcham, Jr. did not exercise any stock options in the 1996 fiscal year.

                                           NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                           UNDERLYING OPTIONS AT          IN-THE-MONEY OPTIONS
                                           JANUARY 31, 1996 (#)          AT JANUARY 31, 1996(1)
                                         -------------------------      -------------------------
                 NAME                    EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
                 ----                    -------------------------      -------------------------
Billy F. Mitcham, Jr...................        116,000/9,000                 $58,000/$11,160

---------------

(1) Represents the difference between the closing price of the Company's Common Stock on January 31, 1996 ($5.50) and the exercise price of the options, multiplied by number of shares represented by such options.

EMPLOYMENT AGREEMENT WITH BILLY F. MITCHAM, JR.

     Billy F. Mitcham, Jr.'s employment agreement with the Company is for a term of five years, beginning January 15, 1997, which term is automatically extended for successive one-year periods unless either party gives written notice of termination at least 30 days prior to the end of the current term. The agreement provides for an annual salary of $150,000 and a bonus at the discretion of the Board of Directors. It may be terminated prior to the end of the initial term or any extension thereof if Mr. Mitcham dies; if it is determined that Mr. Mitcham has become disabled (as defined); if Mr. Mitcham gives three months prior notice of resignation; if the Company gives Mr. Mitcham notice of termination "without cause"; or if the Board of Directors determines that Mr. Mitcham has breached the employment agreement in any material respect, has appropriated a material business opportunity of the Company or has engaged in fraud or dishonesty with respect to the Company's business or is convicted of or indicted for any felony criminal offense or any crime punishable by imprisonment. If Mr. Mitcham terminates his employment within 60 days following (i) a material reduction in his duties and responsibilities (without his consent) or (ii) a reduction in, or failure by the Company to pay when due, any portion of his salary, he will be entitled to payments equal to $450,000, payable ratably over the 24 months following such termination. For a period of two years after the termination of the agreement, Mr. Mitcham is prohibited from engaging in any business activities that are competitive with the Company's business and from diverting any of the Company's customers to a competitor. The Company has no employment agreements with any of its other executive officers. See "Risk Factors -- Dependence on Key Personnel."

STOCK OPTION PLANS

     The Company has adopted the Mitcham Industries, Inc. 1994 Stock Option Plan (the "Stock Option Plan"). Options to purchase a maximum of 350,000 shares of Common Stock may be issued under the Stock Option Plan to officers, employee directors, key employees and consultants of the Company. As of December 31, 1996, options to purchase an aggregate of 285,750 shares of Common Stock are issued and outstanding under the Stock Option Plan with a weighted average exercise price of $4.74 per share. The Stock Option Plan provides both for the grant of options intended to qualify as "incentive stock options" under the Internal Revenue Code of 1986, as amended (the "Code"), as well as options that do not so qualify. Pursuant to the Stock Option Plan, the Compensation Committee will determine the persons to whom options are granted, the number of shares of Common Stock subject to options, the period during which the options vest and may be exercised, and the option price. The Stock Option Plan places restrictions on the grant of options under any plan of the Company to persons who are, at the time of the grant, members of the Compensation Committee. With respect to incentive stock options, no option may be granted more than 10 years after the effective date of the Stock Option Plan or exercised more than 10 years after the date of grant (five years if the optionee owns more than 10% of the Common Stock of the Company). Additionally with regard to incentive stock options, the exercise price of the option may not be less than 100% of the fair market value of the Common Stock on the date of grant (110% if the optionee owns more than 10% of the Common Stock of the Company). Subject to certain limited exceptions, options may not be exercised unless, at the time of exercise, the optionee is in the service of the Company.

     The Company has also adopted the Mitcham Industries, Inc. 1994 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"). Options to purchase a maximum of 50,000 shares of Common

Stock may be issued under the Non-Employee Director Plan to non-employee directors of the Company. The Non-Employee Director Plan provides for the grant of options that do not qualify as "incentive stock options" under the Code. Pursuant to the Non-Employee Director Plan, options to purchase 1,000 shares of Common Stock are granted to each person who is not an employee of the Company upon his election for the first time as a director of the Company and an option to purchase an additional 1,000 shares of Common Stock will automatically be granted each year thereafter that such director is re-elected. Options granted under the Non-Employee Director Plan must be granted at an exercise price of not less than 100% of the fair market value of the Common Stock on the date of grant and vest in full one year after their grant. Options granted under the Non-Employee Director Plan expire 10 years after the date of grant. As of December 31, 1996, 8,000 options were issued and outstanding under the Non-Employee Director Plan with a weighted average exercise price of $4.65 per share.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

     Prior to September 1995, the Company leased its facilities located at 44000 Highway 75 South in Huntsville, Texas, consisting of 19,000 square feet, from Mitcham Properties, Inc., a Texas corporation of which Billy F. Mitcham, Jr. is the sole shareholder, for $4,000 per month (or approximately $.21 per square foot), exclusive of the cost of utilities, taxes and insurance. An unrelated third party rented from Mitcham Properties, Inc. a portion of the facilities adjacent to the Company's facilities, consisting of 6,000 square feet for $606 per month (or approximately $.10 per square foot), exclusive of the cost of utilities, taxes and insurance. Therefore, Mitcham Properties, Inc. was leasing to the Company at approximately twice the cost per square foot being paid by an unrelated third party for adjacent facilities. The difference in lease terms amounts to approximately $25,000 of additional lease expense to the Company annually. In September 1995, the Company purchased the facilities from Mitcham Properties, Inc. for $325,000; $276,000 of such amount was financed with bank financing and the remaining amount was paid from cash flows. The bank's appraisal report reflects an estimated fair value of $325,000 for the facilities.

     In fiscal 1995 and 1996, the Company purchased equipment from corporations and partnerships which are owned or controlled by Billy F. Mitcham, Jr., the Company's Chairman, President and Chief Executive Officer. Such purchases totalled $11,000 and $28,000 in the years ended January 31, 1995 and 1996, respectively. The Company does not anticipate making any further such purchases.

     Effective September 20, 1993, the Company and Billy F. Mitcham, Jr. entered into a Voting Agreement (the "Voting Agreement") with Billy F. Mitcham, Sr., Paul C. Mitcham and two trusts established for the benefit of Mr. Mitcham, Jr.'s sons. Under the Voting Agreement, the holders of shares subject thereto have agreed that Mr. Mitcham, Jr. has the authority to vote an additional 445,740 shares of Common Stock, or 10.0%, of the Company's outstanding Common Stock. Mr. Mitcham, Jr. has voting control of an aggregate of 1,154,370 shares, or 25.8%, of the Company's outstanding Common Stock, as of December 31, 1996. The Voting Agreement will terminate on the earlier of the agreement of the parties or the expiration of 25 years. See "Principal and Selling Shareholders."

     Since April 1994, the Company has engaged Billy F. Mitcham, Sr. as a consultant under a consulting agreement. Mr. Mitcham, Sr. has been involved in the energy industry since 1952 and was formerly the owner and the President of Mitcham Associates, Inc. which was also engaged in the leasing and sale of peripheral seismic equipment. Mr. Mitcham, Sr. has served as an industry expert and consultant for the Company since 1987 and was engaged on terms similar to those in his present consulting agreement during that time, though not pursuant to a written agreement. The agreement calls for monthly payments to Mr. Mitcham, Sr. of $5,500. The Company paid Mr. Mitcham, Sr. a total of $66,000 under the agreement in the 1996 fiscal year. The consulting agreement prohibits Mr. Mitcham, Sr. from providing consulting services to, and from contacting or soliciting in an effort to provide services to, any competitor of the Company for two years after the termination of his engagement. The current term of the agreement expires January 31, 1999, subject to earlier termination on the occurrence of certain stated events, and is renewable for successive one-year terms at the Company's option. The Company believes Mr. Mitcham, Sr. could successfully compete with the Company, given his contacts and extensive knowledge of the seismic leasing industry. For the above reasons, the Company believes the terms of Mr. Mitcham, Sr.'s consulting agreement are no less favorable than could be obtained from an unaffiliated third party with similar experience.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of Common Stock as of December 31, 1996 by (i) each of the Company's directors; (ii) each Selling Shareholder; (iii) each person who is known by the Company to own beneficially more than 5% of the Common Stock; and
(iv) all executive officers and directors as a group. The Alamo Atlas Group, Inc. will exercise a warrant for 8,380 shares of Common Stock to be sold in the Offering. The only percentage for shares owned after the Offering that gives effect to the exercise of this warrant is the percentage for The Alamo Atlas Group.


                                               SHARES OWNED                         SHARES OWNED
                                             BEFORE OFFERING       NUMBER OF       AFTER OFFERING
          NAMES AND ADDRESS OF             --------------------     SHARES      --------------------
          BENEFICIAL OWNERS(1)              NUMBER      PERCENT     OFFERED      NUMBER      PERCENT
          --------------------             ---------    -------    ---------    ---------    -------
Billy F. Mitcham, Jr. ...................  1,373,062(2)   29.3%     300,000     1,073,062     14.9%
FMR Corp. ...............................    446,500(3)  10.00%          --       446,500      5.9%
82 Devonshire Street
Boston, Massachusetts 02109
Wellington Management Company, LLP.......    385,000(4)   8.79%          --       385,000      5.1%
75 State Street
Boston, Massachusetts 02109
Billy F. Mitcham, Sr. ...................    298,290(5)    6.6%      50,000       248,290      3.5%
Paul C. Mitcham..........................    149,180(6)    3.3%      25,000       124,180      1.8%
The Alamo Atlas Group, Inc. .............    148,597(7)    3.3%     125,000        23,597        *
16420 Park Ten Place, Suite 300
Houston, Texas 77084-5051
Roberto Rios.............................     33,772(8)      *           --        33,772        *
William J. Sheppard......................     33,772(8)      *           --        33,772        *
Gordon M. Greve..........................      2,000         *           --         2,000        *
14855 Memorial Drive #1014
Houston, Texas 77079
Randal Dean Lewis........................      3,000         *           --         3,000        *
College of Business Administration
P.O. Box 2056
Sam Houston State University
Huntsville, Texas 77341
John F. Schwalbe.........................      3,000         *           --         3,000        *
10700 Richmond Avenue #219
Houston, Texas 77042
All executive officers and directors as a
  group
(7 persons)..............................  1,448,606      30.6%          --     1,070,606     14.8%


---------------

 *  Less than 1%

(1) The business address of each shareholder is the same as the address of the Company's principal executive offices, unless otherwise indicated.

(2) Includes an aggregate of 445,740 shares of Common Stock owned by Billy F. Mitcham, Sr. (252,540 shares), Paul C. Mitcham (118,680 shares) and two trusts established for the benefit of Mr. Mitcham, Jr.'s sons (74,520 shares), and as to which shares Mr. Mitcham, Jr. has the right to vote under the Voting Agreement. Also includes shares underlying currently exercisable options to purchase an aggregate of 218,692 shares of Common Stock, as follows: Billy F. Mitcham, Jr. (125,000 shares), Billy F. Mitcham, Sr. (45,750 shares), Paul C. Mitcham (30,500 shares), and the two trusts (17,442 shares). See "Certain Transactions and Relationships."


(3) Based solely upon information contained in a Schedule 13G dated February 14, 1997 filed by FMR Corp. with the Commission.

(4) Based solely upon information contained in a Schedule 13G dated February 11, 1995 filed by Wellington Management Company, LLP with the Commission.


(5) Includes shares underlying a currently exercisable option to purchase 45,750 shares of Common Stock.

(6) Includes shares underlying currently exercisable options to purchase 30,500 shares.

(7) Includes shares underlying a currently exercisable warrant to purchase 31,977 shares.

(8) Includes shares underlying currently exercisable options to purchase 21,000 shares and a currently exercisable warrant to purchase 2,422 shares.

               DESCRIPTION OF CAPITAL STOCK AND OTHER SECURITIES

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $1.00 per share. As of December 31, 1996 there were outstanding 4,474,880 shares of Common Stock, no shares of Preferred Stock, options to purchase up to 293,750 shares of Common Stock, and warrants to purchase up to 246,723 shares of Common Stock. Upon completion of this Offering, there will be 6,974,880 issued and outstanding shares of Common Stock.

     The following description of the Company's capital stock and other securities and selected provisions of its Amended and Restated Articles of Incorporation (the "Amended Articles") and Restated Bylaws is a summary and is qualified in its entirety by the Company's Amended Articles and Restated Bylaws, copies of which have been filed with the Commission.

COMMON STOCK

     Holders of the Common Stock are entitled to one vote per share for the election of directors and other corporate matters. Holders of Common Stock are not entitled to cumulative voting rights in connection with the election of directors. Therefore, the holders of a majority of the shares voting for the election of directors may elect all the directors. The Amended Articles permit actions to be taken by the shareholders of the Company without a meeting, by written consent, including a written consent signed by less than all of the shareholders of the Company. Section 9.10A of the Texas Business Corporation Act requires that prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent be given to all shareholders who did not consent in writing to the action.

     Subject to the rights of any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors of the Company out of funds legally available therefor. Upon liquidation or dissolution, holders of the Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment or provision for all liabilities and any preferential rights of any Preferred Stock then outstanding. The Common Stock carries no preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in the Offering will be, upon payment therefor as contemplated herein, validly issued, fully paid and nonassessable securities of the Company.

WARRANTS

     There are currently outstanding warrants issued in connection with the Company's initial public offering of units ("Units") in January 1995, entitling the holders to purchase 17,000 Units, each Unit consisting of two shares of Common Stock and a warrant to purchase one share of Common Stock (an "Underlying Warrant"). The warrants are exercisable through and including December 19, 1999, at an exercise price of $7.97 per Unit. The Underlying Warrants are exercisable through and including December 19, 1997 at an exercise price of $4.20 per share of Common Stock.

     The warrants contain provisions providing for appropriate adjustment in the event of any merger, consolidation, recapitalization, reclassification, stock dividend, stock split or similar transaction. The warrants contain net issuance provisions permitting the holder thereof to elect to exercise the warrants in whole or in part and instruct the Company to withhold from the Units issuable upon exercise a number of Units, valued at the current fair market value on the date of exercise, to pay the exercise price. Such net exercise provision has the effect of requiring the Company to issue shares of Common Stock without a corresponding increase in capital. A net exercise of the Underlying Warrants will have the same dilutive effect on the interests of the Company's shareholders as will a cash exercise.

     There are also outstanding currently exercisable warrants to acquire up to 60,723 shares of Common Stock held by seven holders, at $3.87 per share, May 9, 1999; currently exercisable warrants to acquire 35,000 shares of Common Stock at $3.50 per share, exercisable to purchase 17,500 shares through July 17, 2000 and the remaining 17,500 shares through January 17, 2001; currently exercisable warrants to acquire 50,000 shares of Common Stock at $6.43 per share, exercisable through August 22, 2000; and warrants to acquire 50,000 shares of Common Stock at $9.28 per share, exercisable beginning December 31, 1997 through December 31, 2001.

     The Company will issue warrants to the Representatives ("Representatives' Warrants") to purchase 200,000 shares of Common Stock in connection with the Offering, with an exercise price equal to 120% of the price of the Common Stock to the public in the offering. The Representatives' Warrants will be exercisable for a two-year period beginning one year after the effective date of the Registration Statement of which this Prospectus is a part. See "Underwriting."

OPTIONS

     As of December 31, 1996, options to purchase an aggregate of 293,750 shares of Common Stock had been granted pursuant to the Plans, 250,250 of which are currently exercisable. See "Management -- Stock Option Plans."

PREFERRED STOCK

     The Board of Directors of the Company is empowered, without approval of the Company's shareholders, to cause shares of Preferred Stock to be issued in one or more series and to establish the number of shares to be included in each such series and the designations, preferences, limitations and relative rights, including voting rights, of the shares of any series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. This includes, among other things, voting rights, conversion privileges, divided rates, redemption rights, sinking fund provisions and liquidation rights which shall be superior to the Common Stock. The issuance of shares of Preferred Stock could have the effect of delaying or preventing a change in control of the Company. No shares of Preferred Stock will be outstanding at the consummation of this Offering, and the Board of Directors has no current plans to issue any shares of Preferred Stock.

LIMITATION ON DIRECTORS' LIABILITY

     The Amended Articles limit the liability of the Company's directors to the Company or its shareholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Texas law. Specifically, directors of the Company will not be personally liable for monetary damages for an act or omission in the director's capacity as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith that constitute a breach of duty of the director to the Company or that involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which the director derived an improper personal benefit; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

     The inclusion in the Company's Amended Articles of the limitation of the personal liability of the Company's directors to the Company may have the effect of reducing the likelihood of derivative litigation against those directors, and may deter shareholders or management from bringing a lawsuit against those directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is North American Transfer Co. Its address is 147 West Merrick Road, Freeport, New York 11520.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of December 31, 1996, there were 4,474,880 shares of Common Stock outstanding. In addition, the Company has reserved for issuance 400,000 shares upon the exercise of options granted under the Stock Option Plans, 246,723 shares for issuance upon exercise of outstanding warrants and up to 200,000 shares for issuance upon exercise of the Representatives' Warrants. Of the 6,974,880 shares of Common Stock to be outstanding after the completion of this Offering, approximately 6,122,781 shares will be freely tradable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain volume limitations and other restrictions described below.) The remaining 852,099 shares of Common Stock are "restricted securities" as defined in Rule 144 promulgated under the Securities Act, and may only be sold in the public market if such shares are registered under the Securities Act or sold in accordance with Rule 144 or another exemption from registration under the Securities Act. The number of shares issued and outstanding after completion of the Offering does not reflect the exercise of a warrant for 8,380 shares of Common Stock to be sold in the Offering by one of the Selling Shareholders. See "Principal and Selling Shareholders."

     In general, under Rule 144 as currently in effect, a person who has beneficially owned his or her Common Stock for at least two years, including persons who may be deemed "affiliates" of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock (approximately 69,750 shares immediately after this Offering) or the average weekly trading volume of such shares in the over-the-counter market during the four calendar weeks preceding the date on which notice of the proposed sale is filed with the Commission. A person who is not deemed an "affiliate" of the Company and who has beneficially owned his or her shares of Common Stock for at least three years would be entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person who has not been an "affiliate" of the Company for the 90 days preceding a sale and who has beneficially owned restricted securities for at least three years will be entitled to sell such shares in the public market without restriction. Restricted securities properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of the Company.

     The Company has filed a registration statement under the Securities Act covering 400,000 shares of Common Stock reserved for issuance under the Stock Option Plans. Accordingly, shares issued under such registration statement upon the exercise of options will be available for sale in the open market subject to the agreements not to sell described below. See "Management -- Stock Option Plans."

     The Company is unable to estimate the amount, timing or nature of future sales of outstanding Common Stock. Of the 852,099 restricted shares that will be outstanding upon completion of this Offering, executive officers and directors, holding an aggregate of 800,070 shares, have agreed that for a period of 180 days from the date of this Prospectus, they will not offer for sale, sell, solicit an offer to buy, contract to sell, distribute, grant any option for the sale of or otherwise transfer of dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for any shares of Common Stock without the prior written consent of Rodman & Renshaw, Inc. on behalf of the Underwriters. All of the remaining 52,029 restricted shares are eligible for sale under Rule 144. See "Underwriting."

     In connection with this Offering, the Company has agreed to sell warrants to the Representatives to purchase from the Company up to 200,000 shares of Common Stock, exercisable in whole or in part at any time during the two-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part.

                                  UNDERWRITING

     The Underwriters named below, for whom Rodman & Renshaw, Inc. and Simmons & Company International are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Rodman & Renshaw, Inc. .....................................  1,210,000
Simmons & Company International.............................  1,210,000
BT Securities Corporation...................................     40,000
EVEREN Securities, Inc. ....................................     40,000
Gerard Klauer Mattison & Co., LLC...........................     40,000
Jefferies & Company, Inc....................................     40,000
McDonald & Company Securities, Inc..........................     40,000
Morgan Keegan & Company, Inc. ..............................     40,000
Petrie Parkman & Co. .......................................     40,000
Principal Financial Securities, Inc.........................     40,000
Rauscher Pierce Refsnes, Inc................................     40,000
Raymond James & Associates, Inc. ...........................     40,000
George K. Baum & Company....................................     20,000
Gaines, Berland Inc.........................................     20,000
Hanifen, Imhoff Inc.........................................     20,000
Johnson Rice & Company L.L.C................................     20,000
Kirkpatrick, Pettis, Smith, Polian Inc......................     20,000
Sanders Morris Mundy........................................     20,000
Southcoast Capital Corporation..............................     20,000
Southwest Securities, Inc. .................................     20,000
Van Kasper & Company........................................     20,000
                                                              ---------
  Total.....................................................  3,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other considerations. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

     The Underwriters, through the Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $0.28 per share; and that such dealers may reallow a concession of $0.28 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is included for quotation on the Nasdaq National Market.

     The Company and the Selling Shareholders have granted to the Underwriters a 30-day over-allotment option to purchase up to 375,000 and 75,000 additional shares of Common Stock, respectively, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the 3,000,000 shares of Common Stock offered by the Company and the Selling Shareholders hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The Company and the officers and directors of the Company have agreed that they will not sell or dispose of any shares of Common Stock of the Company for a period of 180 days after the later of the date on which the Registration Statement is declared effective by the Commission or the first date on which the shares are bona fide offered to the public, without the prior written consent of Rodman & Renshaw, Inc.

     In connection with the Offering made hereby, the Company has agreed to sell to the Representatives, for nominal consideration, Representatives' Warrants to purchase from the Company up to 200,000 shares of Common Stock. The Representatives' Warrants are exercisable, in whole or in part, at an exercise price of 120% of the price to public at any time during the two-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The Representatives' Warrants contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Representatives' Warrants should any one or more of certain specified events occur. The Representatives' Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Representatives' Warrants. The Representatives' Warrants may not be sold, transferred, assigned, pledged or hypothecated until one year after the effective date of the Offering, except as provided in Rule 2710(c)(7)(A) of the NASD Conduct Rules.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Underwriters may be required to make in respect thereof. The Company has agreed to pay to the Representatives a non-accountable expense allowance of 1.0% of the gross proceeds derived from the sale of Common Stock (including the sale of any Common Stock subject to the Underwriters' over-allotment option).

     In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 450,000 shares of Common Stock, by exercising the Underwriters' over-allotment options referred to above. In addition, Rodman & Renshaw, Inc., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Norton, Jacobs, Kuhn & McTopy, L.L.P., Houston, Texas. Certain legal matters in connection with the sale of such securities will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas. Members of Norton, Jacobs, Kuhn & McTopy, L.L.P. own an aggregate of 38,681 shares of Common Stock. The Norton Family Trust, of which Carl L. Norton is a beneficiary, and Sabrina A. McTopy own warrants to acquire an additional 103,230 shares of Common Stock. Carl L. Norton and Sabrina A. McTopy are partners in Norton, Jacobs, Kuhn & McTopy, L.L.P.

                                    EXPERTS

     The financial statements of the Company as of January 31, 1994, 1995 and 1996 and for each of the years in the three-year period ended January 31, 1996 included in this Prospectus have been audited by Hein +

Associates LLP, independent certified public accountants, as set forth in their report appearing elsewhere herein, and is included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and to the securities offered hereby, reference is made to such Registration Statement, including the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy and information statements and other information filed with the Commission. Reports, proxy statements, and other information filed by the Company with the Commission are available at the web site that the Commission maintains at http://www.sec.gov. and can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, New York, New York, 10048, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning the Company are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

                               GLOSSARY OF TERMS

     Certain words and terms commonly used in the seismic business which are used throughout this Prospectus are defined below.

     Acoustic wave. A sonic wave travelling through the earth's subsurface induced by a release of energy, normally dynamite or vibroseis.

     CEU.  Central Electronics unit that records and stores seismic data.

     Channel. A set of geophones recording acoustic waves reflected from formations below the earth's surface.

     Channel box. A remote data acquisition unit that collects seismic data from a multi-conductor geophysical cable attached to the geophones and transmits the data to the CEU.

     Data acquisition system. The electronic field instruments and associated equipment required for seismic acquisition.

     Geophones. Electro-magnetic coils placed on the earth's surface to receive the acoustic waves reflected by subsurface geological layers.

     Seismic processing system. The computer hardware and software required to convert seismic records to seismic cross-sections.

     2-D seismic. Seismic data representing a vertical plane of subsurface information.

     3-D seismic. Seismic data representing a cube of subsurface information that can be sliced into numerous planes offering a different view of the target.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditor's Report................................  F-2
Balance Sheets as of January 31, 1995 and 1996 and October
  31, 1996 (unaudited)......................................  F-3
Statements of Income for the Years Ended January 31, 1994,
  1995 and 1996 and the Nine Months Ended October 31, 1995
  (unaudited) and 1996 (unaudited)..........................  F-4
Statements of Changes in Stockholders' Equity for the Years
  Ended January 31, 1994, 1995 and 1996 and the Nine Months
  Ended October 31, 1996 (unaudited)........................  F-5
Statements of Cash Flows for the Years Ended January 31,
  1994, 1995 and 1996 and the Nine Months Ended October 31,
  1995 (unaudited) and 1996 (unaudited).....................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Mitcham Industries, Inc.
Huntsville, Texas

We have audited the accompanying balance sheets of Mitcham Industries, Inc. as of January 31, 1995 and 1996, and the related statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitcham Industries, Inc. as of January 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 1996, in conformity with generally accepted accounting principles.

HEIN + ASSOCIATES LLP
Certified Public Accountants

Houston, Texas
February 23, 1996

                            MITCHAM INDUSTRIES, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                               JANUARY 31,
                                                        -------------------------    OCTOBER 31,
                                                           1995          1996           1996
                                                        ----------    -----------    -----------
                                                                                     (UNAUDITED)
Current assets:
  Cash................................................  $  874,000    $   637,000    $ 3,330,000
  Accounts receivable, net of allowance for doubtful
     accounts of $90,000, $347,000 and $615,000 at
     January 31, 1995 and 1996 and October 31, 1996,
     respectively.....................................   1,792,000      2,277,000      3,288,000
  Installment notes receivable, trade.................     289,000        193,000         72,000
  Inventory...........................................      84,000        206,000        630,000
  Prepaid expenses and other current assets...........      69,000        274,000        103,000
                                                        ----------    -----------    -----------
          Total current assets........................   3,108,000      3,587,000      7,423,000
  Seismic equipment lease pool, net of accumulated
     depreciation.....................................   4,979,000      8,115,000     15,247,000
  Property and equipment, net of accumulated
     depreciation.....................................      73,000        472,000        530,000
  Other assets........................................      39,000         65,000         52,000
                                                        ----------    -----------    -----------
          Total assets................................  $8,199,000    $12,239,000    $23,252,000
                                                        ==========    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable to bank...............................  $  256,000    $   400,000    $        --
  Current installments of long-term debt..............     167,000        447,000        938,000
  Obligation under capital lease......................       6,000             --             --
  Accounts payable....................................     614,000        491,000      3,370,000
  Income taxes payable................................      28,000        311,000             --
  Deferred income taxes payable.......................     505,000        544,000        916,000
  Accrued liabilities and other current liabilities...      80,000        474,000        737,000
                                                        ----------    -----------    -----------
          Total current liabilities...................   1,656,000      2,667,000      5,961,000
                                                        ----------    -----------    -----------
Long-term debt:
  Long-term debt, net of current installments.........     234,000      1,155,000      2,910,000
  Capital lease obligations, net of current portion...      27,000         18,000             --
Deferred income taxes.................................     106,000        351,000        645,000
                                                        ----------    -----------    -----------
          Total liabilities...........................   2,023,000      4,191,000      9,516,000
Stockholders' equity:
  Preferred stock, $1.00 par value; 1,000,000 shares
     authorized; none issued and outstanding..........          --             --             --
  Common stock, $.01 par value; 20,000,000 shares
     authorized; 3,170,000, 3,221,000 and 4,378,650
     shares, respectively, issued and outstanding.....      32,000         32,000         44,000
  Additional paid-in capital..........................   4,181,000      4,340,000      8,398,000
  Retained earnings...................................   1,963,000      3,676,000      5,294,000
                                                        ----------    -----------    -----------
          Total stockholders' equity..................   6,176,000      8,048,000     13,736,000
                                                        ----------    -----------    -----------
Total liabilities and stockholders' equity............  $8,199,000    $12,239,000    $23,252,000
                                                        ==========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                            MITCHAM INDUSTRIES, INC.

                              STATEMENTS OF INCOME

                                                                                    NINE MONTHS
                                             YEARS ENDED JANUARY 31,             ENDED OCTOBER 31,
                                       ------------------------------------   -----------------------
                                          1994         1995         1996         1995         1996
                                       ----------   ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
Revenues:
  Leases of seismic equipment........  $1,601,000   $2,424,000   $5,157,000   $3,431,000   $5,356,000
  Sales of seismic equipment.........   2,926,000    2,860,000    2,135,000    1,643,000    2,007,000
                                       ----------   ----------   ----------   ----------   ----------
          Total revenues.............   4,527,000    5,284,000    7,292,000    5,074,000    7,363,000
                                       ----------   ----------   ----------   ----------   ----------
Costs and expenses:
  Seismic equipment subleases........     896,000      245,000      251,000      222,000      111,000
  Sales of seismic equipment.........   1,772,000    2,027,000    1,085,000    1,000,000    1,261,000
  General and administrative.........     655,000      924,000    1,344,000      990,000    1,199,000
  Provision for doubtful accounts....      38,000       35,000      627,000      372,000      418,000
  Depreciation.......................      62,000      363,000    1,331,000      825,000    1,951,000
                                       ----------   ----------   ----------   ----------   ----------
          Total costs and expenses...   3,423,000    3,594,000    4,638,000    3,409,000    4,940,000
                                       ----------   ----------   ----------   ----------   ----------
Other income (expense):
  Interest, net......................     (16,000)    (209,000)     (21,000)      (6,000)    (170,000)
  Other, net.........................      20,000       60,000       38,000       26,000      219,000
                                       ----------   ----------   ----------   ----------   ----------
          Total other income
            (expense)................       4,000     (149,000)      17,000       20,000       49,000
                                       ----------   ----------   ----------   ----------   ----------
Income before income taxes...........   1,108,000    1,541,000    2,671,000    1,685,000    2,472,000
Provision for income taxes...........     405,000      541,000      958,000      605,000      854,000
                                       ----------   ----------   ----------   ----------   ----------
Net income...........................  $  703,000   $1,000,000   $1,713,000   $1,080,000   $1,618,000
                                       ==========   ==========   ==========   ==========   ==========
Earnings per common and common
  equivalent share:
  Primary............................  $     0.51   $     0.66   $     0.52   $     0.34   $     0.37
  Assuming full dilution.............  $     0.51   $     0.66   $     0.50   $     0.34   $     0.36
                                       ==========   ==========   ==========   ==========   ==========
Shares used in computing earnings per
  common and common equivalent share:
  Primary............................   1,380,000    1,514,000    3,306,000    3,170,000    4,431,000
  Assuming full dilution.............   1,380,000    1,514,000    3,403,000    3,170,000    4,489,000
                                       ==========   ==========   ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                            MITCHAM INDUSTRIES, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                            COMMON STOCK       ADDITIONAL
                                         -------------------    PAID-IN      RETAINED
                                          SHARES     AMOUNT     CAPITAL      EARNINGS       TOTAL
                                         ---------   -------   ----------   ----------   -----------
Balances, February 1, 1993.............  1,380,000   $14,000   $       --   $  260,000   $   274,000
  Net income...........................         --        --           --      703,000       703,000
                                         ---------   -------   ----------   ----------   -----------
Balances, February 1, 1994.............  1,380,000    14,000           --      963,000       977,000
  Issuance of common stock, net of
     offering expenses.................  1,790,000    18,000    4,181,000           --     4,199,000
  Net income...........................         --        --           --    1,000,000     1,000,000
                                         ---------   -------   ----------   ----------   -----------
Balances, January 31, 1995.............  3,170,000    32,000    4,181,000    1,963,000     6,176,000
  Compensation on stock options issued
     to employees......................         --        --       37,000           --        37,000
  Issuance of common stock upon
     exercise of warrants..............     51,000        --      122,000           --       122,000
  Net income...........................         --        --           --    1,713,000     1,713,000
                                         ---------   -------   ----------   ----------   -----------
Balances, January 31, 1996.............  3,221,000    32,000    4,340,000    3,676,000     8,048,000
  Issuance of common stock upon
     exercise of warrants
     (unaudited).......................  1,158,000    12,000    4,058,000           --     4,070,000
  Net income (unaudited)...............         --        --           --    1,618,000     1,618,000
                                         ---------   -------   ----------   ----------   -----------
Balances, October 31, 1996
  (unaudited)..........................  4,379,000   $44,000   $8,398,000   $5,294,000   $13,736,000
                                         =========   =======   ==========   ==========   ===========

   The accompanying notes are an integral part of these financial statements.

                            MITCHAM INDUSTRIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                           NINE MONTHS
                                                   YEARS ENDED JANUARY 31,              ENDED OCTOBER 31,
                                            -------------------------------------   -------------------------
                                              1994         1995          1996          1995          1996
                                            ---------   -----------   -----------   -----------   -----------
                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net income..............................  $ 703,000   $ 1,000,000   $ 1,713,000   $ 1,080,000   $ 1,618,000
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Trade accounts receivable, net........   (318,000)   (1,404,000)     (742,000)     (316,000)   (1,158,000)
    Accounts payable and other current
      liabilities.........................    428,000        71,000       554,000        20,000      (193,000)
    Depreciation..........................     62,000       363,000     1,331,000       825,000     1,951,000
    Provision for doubtful accounts, net
      of chargeoffs.......................         --        (3,000)      257,000            --       268,000
    Loss on disposal of assets............         --        12,000            --            --            --
    Deferred income taxes.................     94,000       467,000       284,000       109,000       666,000
    Other, net............................    (23,000)      (46,000)     (171,000)      145,000      (540,000)
                                            ---------   -----------   -----------   -----------   -----------
         Net cash provided by operating
           activities.....................    946,000       460,000     3,226,000     1,863,000     2,612,000
                                            ---------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Purchases of seismic equipment held for
    lease.................................   (875,000)   (1,938,000)   (5,321,000)   (2,547,000)   (5,750,000)
  Purchases of property and equipment.....     (7,000)      (22,000)     (444,000)     (377,000)     (131,000)
  Proceeds from sale of property and
    equipment.............................         --            --       846,000       797,000            --
                                            ---------   -----------   -----------   -----------   -----------
         Net cash used in investing
           activities.....................   (882,000)   (1,960,000)   (4,919,000)   (2,127,000)   (5,881,000)
                                            ---------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Proceeds from short-term borrowings.....    709,000     1,413,000       400,000       400,000            --
  Payments on short-term borrowings.......   (146,000)   (4,242,000)     (256,000)     (256,000)     (400,000)
  Proceeds from long-term debt............                  500,000     1,372,000       326,000     3,126,000
  Payments on long-term debt and
    capitalized lease obligations.........     (6,000)      (97,000)     (182,000)     (134,000)     (834,000)
  Capitalized stock issuance costs and
    deferred financing charges............   (109,000)      (25,000)           --       (36,000)           --
  Proceeds from issuance of common stock,
    net of offering expenses..............         --     4,186,000       122,000            --     4,070,000
                                            ---------   -----------   -----------   -----------   -----------
         Net cash provided by financing
           activities.....................    448,000     1,735,000     1,456,000       300,000     5,962,000
                                            ---------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash...........    512,000       235,000      (237,000)       36,000     2,693,000
Cash, beginning of period.................    127,000       639,000       874,000       874,000       637,000
                                            ---------   -----------   -----------   -----------   -----------
Cash, end of period.......................  $ 639,000   $   874,000   $   637,000   $   910,000   $ 3,330,000
                                            =========   ===========   ===========   ===========   ===========
Supplemental cash flow information:
  Cash paid for:
    Interest..............................  $  17,000   $   196,000   $    78,000   $    79,000   $   289,000
    Taxes.................................  $   8,000   $       800            --   $   300,000   $   515,000
                                            =========   ===========   ===========   ===========   ===========
  Equipment acquired under capital
    lease.................................  $  18,000   $    36,000            --            --            --
  Equipment purchases in accounts
    payable...............................  $      --            --   $        --   $     1,175   $     3,009
  Equipment purchased with vendor
    financing.............................         --   $ 2,500,000            --            --            --
                                            =========   ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                            MITCHAM INDUSTRIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
           (INFORMATION SUBSEQUENT TO JANUARY 31, 1996 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Mitcham Industries, Inc. (the Company), is a Texas corporation formed on January 29, 1987. The Company provides full-service equipment leasing to the seismic industry primarily in North and South America. The Company also sells and services new and used seismic data acquisition equipment on a worldwide basis.

     Description of leasing arrangements -- The Company leases various types of seismic equipment to seismic data acquisition companies. All leases at October 31, 1996 are for one year or less. Lease revenue is recognized ratably over the term of the lease.

     Equipment sold on the installment basis -- The Company periodically sells seismic equipment on an installment basis. The terms of the sale agreements generally require twelve payments, with two payments due upon delivery of the equipment and the remaining payments due over the succeeding ten months. To the extent a down payment equal to at least 16.5% of the sales price is not received, the gross profit from the sale is deferred until sufficient payments have been received to warrant full revenue recognition.

     Inventories -- Inventories consist primarily of used seismic equipment purchased in bulk liquidation sales. Inventories are valued at the lower of cost or market using the average cost method.

     Seismic equipment held for lease -- Seismic equipment held for lease consists primarily of remote signal conditioners (channel boxes) and peripheral equipment and is carried at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the equipment, which range from three to seven years.

     Property and equipment -- Property and equipment is carried at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the property and equipment. The estimated useful lives of equipment range from three to seven years. Buildings are depreciated over 40 years and property improvements over 10 years.

     Income taxes -- The Company accounts for its taxes under FASB 109 under which the Company recognizes on a current and long-term basis, deferred tax assets and liabilities which represent differences between the financial and income tax reporting bases of its assets and liabilities.

     Cash equivalents -- For purposes of presenting cash flows, the Company considers all highly liquid investments with remaining maturities of 90 days or less on the purchase date to be cash equivalents.

     Earnings per share -- Primary earnings per common and common equivalent share and earnings per common and common equivalent share assuming full dilution are computed on the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock.

     Use of estimates -- The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

     Industry Concentration -- The Company's lease revenues are derived from seismic equipment leased to seismic companies providing 3-D seismic acquisition services. The seismic industry has rapidly expanded its 3-D seismic acquisition capabilities over the past few years as this technology has gained broader market acceptance from the oil and gas exploration companies. With this expansion, many of the seismic acquisition companies in North America, while experiencing rapid growth in 3-D seismic acquisition revenues, have not experienced corresponding increases in profitability and have become increasingly leveraged. Should the

                            MITCHAM INDUSTRIES, INC.

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1996 IS UNAUDITED)

financial performance of the companies in this industry not improve, the Company could be exposed to additional credit risk and subjected to declining demand for its leased products.

     New Accounting Pronouncements -- The Financial Accounting Standards Board issued FASB 121 entitled "Impairment of Long-Lived Assets". FASB 121, which became effective beginning February 1, 1996, provides that in the event that facts and circumstance indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the assets carrying amount to determine if a writedown to market value or discounted cash flow is required. FASB 121 did not have a material impact on the operating results or financial condition of the Company upon implementation.

     The FASB also issued SFAS No. 123, "Accounting for Stock Based Compensation", effective for fiscal years beginning after December 15, 1995. This statement allows companies to choose to adopt the statement's new rules for accounting for employee stock-based compensation plans. For those companies which choose not to adopt the new rules, the statement requires disclosures as to what earnings per share would have been if the new rules had been adopted. Management adopted the disclosure requirements of this statement during fiscal 1997.

     Unaudited Interim Information -- The accompanying financial information as of October 31, 1996 and for the nine month periods ended October 31, 1995 and 1996 has been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to fairly present such information in accordance with generally accepted accounting principles.

2. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                         JANUARY 31,
                                                     --------------------    OCTOBER 31,
                                                       1995        1996         1996
                                                     --------    --------    -----------
Land...............................................  $     --    $ 25,000     $  25,000
Building and improvements..........................        --     346,000       331,000
Furniture and fixtures.............................    80,000     153,000       234,000
Autos and trucks...................................    37,000      37,000        86,000
                                                     --------    --------     ---------
                                                      117,000     561,000       676,000
Less accumulated depreciation......................   (44,000)    (89,000)     (146,000)
                                                     --------    --------     ---------
                                                     $ 73,000    $472,000     $ 530,000
                                                     ========    ========     =========

3. NOTES PAYABLE TO BANK

     The Company has a $1,000,000 line of credit pursuant to a loan agreement. Borrowings under this line of credit bear interest at the prime rate plus .5% (totaling 9% at January 31, 1996). $400,000 was outstanding under this line at January 31, 1996. The line of credit is collateralized by accounts receivable, inventory and lease pool equipment.

     On January 31, 1996, the Company executed a new line of credit with a bank to replace the aforementioned line of credit. The Company may borrow up to $1,000,000 under the new line of credit which will bear interest at prime plus
 .5% (9% at January 31, 1996). Advances under the line of credit will be collateralized by accounts receivable and inventory. Borrowings under the line will be limited to 80% of eligible accounts receivable and 50% of eligible inventory.

                            MITCHAM INDUSTRIES, INC.

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1996 IS UNAUDITED)

     The Company had a demand note payable to a bank with interest at 1.5% over its base lending rate (total of 11% at January 31, 1995). If no demand is made, the note is due in monthly installments of $28,475 plus interest, through October 1995. The note is collateralized by lease fleet equipment and assignments of leases. The Company was required to maintain compensating balances with the bank of approximately $97,000. At January 31, 1995, $256,000 was outstanding under the note. This note expired during fiscal 1996.

4. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                               JANUARY 31,
                                                         -----------------------    OCTOBER 31,
                                                           1995          1996          1996
                                                         ---------    ----------    -----------
Note payable to bank, due in monthly installments of
  $13,889 plus interest at 1% over its base lending
  rate (10.5% and 10.75% at January 31, 1995 and 1996),
  due June 1997, collateralized by lease pool
  equipment............................................  $ 401,000    $  234,000     $       --
Note payable to bank, due in monthly installments of
  $2,803 including interest at 9%, due September 1998,
  collateralized by land and a building................         --       274,000        266,000
Note payable to bank, due in monthly installments of
  $833 plus interest at its base lending rate plus 1%
  (9.75% at January 31, 1996), due September 2000,
  collateralized by land and a building................         --        48,000             --
Note payable to bank under $4,206,000 term loan
  facility, due in monthly installments of $26,270,
  including interest at 9.5%, through January 2000,
  collateralized primarily by lease pool equipment and
  an assignment of leases..............................         --     1,046,000      3,582,000
                                                         ---------    ----------     ----------
                                                           401,000     1,602,000      3,848,000
Less current maturities................................   (167,000)     (447,000)      (938,000)
                                                         ---------    ----------     ----------
                                                         $ 234,000    $1,155,000     $2,910,000
                                                         =========    ==========     ==========

     Aggregate maturities of long-term debt at January 31, 1996 are as follows:

YEAR ENDING JANUARY 31,
-----------------------
        1997............................................................  $  447,000
        1998............................................................     350,000
        1999............................................................     525,000
        2000............................................................     271,000
        2001............................................................       9,000
                                                                          ----------
                                                                          $1,602,000
                                                                          ==========

     The term loan facility includes various financial covenants, the most significant of which require the Company to maintain its tangible net worth at 90% of tangible net worth at October 31, 1995, and to increase quarterly by 50% of net income for each quarter thereafter, maintain a ratio of total liabilities to tangible net worth of not more than 1.25 to 1.0, and to maintain a ratio of cash flow from operations, as defined, to current maturities of long-term debt of not less than 1.25 to 1.0.

                            MITCHAM INDUSTRIES, INC.

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1996 IS UNAUDITED)

     In January 1997, the Company established a second revolving line of credit of up to $4.0 million (the "Equipment Revolver") to be used solely for short-term financing of up to 75% of the seismic equipment purchased by the Company for approved lease/purchase contracts, and a second term loan of $1.0 million (the "Second Term Loan") to be used solely for long-term financing of up to 80% of the purchase price of other seismic equipment. Interest on the Equipment Revolver and the Second Term Loan accrues at a floating rate of interest equal to the bank's base rate of interest ("Base Rate") plus 0.5%. Interest on amounts advanced under the Equipment Revolver is payable monthly, and the principal amount is due six months after the date of the initial advance; provided, however, that if the lessee under a lease/purchase contract does not purchase the seismic equipment subject to the lease, and there has been no default (as defined) under the lease, then the Company may extend the maturity date for an additional 18 months (the "Extended Term"). In such event, the principal amount of and interest on the amount advanced under the Equipment Revolver would be payable in ratable monthly installments over the Extended Term. Interest on and the principal amount of the Second Term Loan are payable in ratable monthly installments over a two-year period through and including December 1998.

5. LEASES

     The Company leases and subleases seismic equipment to customers under operating leases with non-cancellable terms of one year or less. These leases are generally renewable on a month-to-month basis. All taxes (other than U.S. federal income taxes) and assessments are the contractual responsibility of the lessee. To the extent the foreign taxes are not paid by the lessee, the relevant foreign taxing authorities might seek to collect such taxes from the Company. Under the terms of its lease agreements, any amounts paid by the Company to such foreign taxing authorities may be billed and collected from the lessee. If the Company is unable to collect the foreign taxes it paid on behalf of its lessees, the Company may have foreign tax credits in the amounts paid which could be applied against its U.S. income tax liability subject to certain limitations. The Company is not aware of any foreign tax obligations as of October 31, 1996.

     The Company leases seismic equipment from others under month-to-month operating leases. Lease expense incurred by the Company in connection with such leases amounted to $896,000, $245,000 and $251,000 for the years ended January 31, 1994, 1995 and 1996, respectively and $222,000 and $111,000 for the nine months ended October 31, 1995 and 1996, respectively.

     A summary of the equipment held for lease to others is as follows:

                                                      JANUARY 31,
                                               -------------------------    OCTOBER 31,
                                                  1995          1996           1996
                                               ----------    -----------    -----------
Remote signal conditioners (channel boxes)
  and other equipment........................  $5,395,000    $ 9,580,000    $18,589,000
Less: accumulated depreciation...............    (416,000)    (1,465,000)    (3,342,000)
                                               ----------    -----------    -----------
                                               $4,979,000    $ 8,115,000    $15,247,000
                                               ==========    ===========    ===========

                            MITCHAM INDUSTRIES, INC.

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1996 IS UNAUDITED)

6. INCOME TAXES

     The components of income tax expense are as follows:

                                                        YEAR ENDED JANUARY 31,
                                                  -----------------------------------
                                                    1994         1995         1996
                                                  ---------    ---------    ---------
Current:
  Federal.......................................  $ 301,000    $  71,000    $ 698,000
  State.........................................     10,000        3,000      (24,000)
                                                  ---------    ---------    ---------
                                                    311,000       74,000      674,000
Deferred........................................     94,000      467,000      284,000
                                                  ---------    ---------    ---------
                                                  $ 405,000    $ 541,000    $ 958,000
                                                  =========    =========    =========

     The components of the Company's deferred tax liability are as follows:

                                                                   JANUARY 31,
                                                              ----------------------
                                                                1995         1996
                                                              ---------    ---------
Deferred Tax asset -- allowance for doubtful
  accounts..................................................  $  31,000    $ 123,000
Deferred tax liabilities:
  Conversion from accrual to cash method of accounting......   (536,000)    (667,000)
  Depreciation..............................................   (106,000)    (351,000)
                                                              ---------    ---------
  Deferred tax liability, net...............................  $(611,000)   $(895,000)
                                                              =========    =========

Beginning in fiscal 1998, the Company will no longer be eligible to report on the cash basis of accounting for federal income tax reporting purposes.

     The following is a reconciliation of expected to actual income tax expense:

                                                         YEAR ENDED JANUARY 31,
                                                 --------------------------------------
                                                    1994          1995          1996
                                                 ----------    ----------    ----------
Federal income tax expense at 34%..............  $  377,000    $  524,000    $  913,000
State income taxes and nondeductible
  expenses.....................................      29,000        17,000        45,000
Other, net.....................................      (1,000)           --            --
                                                 ----------    ----------    ----------
                                                 $  405,000    $  541,000    $  958,000
                                                 ==========    ==========    ==========

7. RELATED PARTY TRANSACTIONS

     The Company engages in transactions with companies controlled by a stockholder of the Company or in which a stockholder of the Company has a substantial ownership interest. The following is a summary of transactions with these companies:

                                                          YEAR ENDED JANUARY 31,
                                                      -------------------------------
                                                        1994       1995        1996
                                                      --------    -------    --------
Office and warehouse rent expense...................  $ 48,000    $48,000    $ 32,000
Equipment lease expense and purchases...............  $270,000    $11,000    $ 28,000
Seismic equipment sales.............................  $  8,000    $    --    $     --
Purchase of office and warehouse....................  $     --    $    --    $325,000
                                                      ========    =======    ========

                            MITCHAM INDUSTRIES, INC.

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1996 IS UNAUDITED)

     See Note 11 for discussion of the employment agreement with the Company's President.

     In September 1994, the Company entered into an equipment lease whereby the lessors acquired $250,000 of channel boxes from the Company and leased them back to the Company. In October 1994, the Company exercised its right to purchase the equipment for $250,000. The Company's legal counsel was one of the lessors in this transaction and provided $50,000 of the consideration for the acquisition of the equipment by the lessors.

8. EXPORT SALES AND MAJOR CUSTOMERS

     A summary of the Company's revenues from foreign customers by geographic region is as follows:

                                                         YEAR ENDED JANUARY 31,
                                                 --------------------------------------
                                                    1994          1995          1996
                                                 ----------    ----------    ----------
Canada.........................................  $  876,000    $  346,000    $1,022,000
Columbia.......................................          --            --       949,000
China..........................................          --       885,000       943,000
Europe.........................................     293,000       339,000       699,000
Other..........................................     240,000       222,000       213,000
                                                 ----------    ----------    ----------
          Totals...............................  $1,409,000    $1,792,000    $3,826,000
                                                 ==========    ==========    ==========

     One customer represented 36%, 16% and 18% of the Company's total revenues for the years ended January 31, 1994, 1995 and 1996, respectively. No other customer exceeded 10% of revenues for fiscal 1994, 1995 and 1996.

9. CONCENTRATIONS OF CREDIT RISK

     As of January 31, 1995 and 1996, and October 31, 1996, amounts due from customers which exceeded 10 percent of accounts receivable, amounted to an aggregate of $1,298,000 (four customers) $1,138,000 (three customers) and $1,663,000 (three customers), respectively.

     One of the Company's significant customers filed for bankruptcy protection during December 1996. Revenues derived from this customer amount to 18.5% of total revenues for the eleven-month period ended December 31, 1996. As of that date, amounts due from this customer totalled approximately $1.0 million. During December 1996, the Company increased its allowance for trade accounts receivable from $615,000 at October 31, 1996 to $1.5 million at December 31, 1996, which amount was intended to fully reserve all amounts due from this customer and provide for any potential loss associated with the Company's remaining trade accounts receivable.

     The Company maintains deposits with banks which exceed the FDIC insured limit and has a money market account included in its cash balances which is not FDIC insured. Management believes the risk of loss in connection with these accounts is minimal.

10. STOCKHOLDERS' EQUITY

     The Company has 1,000,000 shares of preferred stock authorized, none of which are outstanding as of October 31, 1996. The preferred stock may be issued in multiple series with various terms, as authorized by the Company's Board of Directors. The Company has 20,000,000 shares of common stock authorized, of which 4,378,650 are issued and outstanding as of October 31, 1996. In connection with the Company's initial public offering, 1,790,000 shares of the Company's common stock were issued during fiscal 1995. Proceeds of the offering amounted to $4,185,000, net of offering costs of $1,283,000. Warrants to acquire 895,000 shares of

                            MITCHAM INDUSTRIES, INC.

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1996 IS UNAUDITED)

the Company's commons stock at $3.50 per share were issued in connection with this offering. 892,750 of these warrants had been exercised as of October 31, 1996.

     The Company issued warrants to various stockholders during fiscal 1995 to acquire 49,500 shares of the Company's common stock at $5.00 per share. The number of shares and exercise price of the warrants was increased to 63,953 and $3.87, respectively, during fiscal 1996 as a result of the anti-dilution provisions of the warrants.

     In connection with bridge financing during 1994, the Company issued warrants to the bridge note holders to purchase 200,000 shares of its common stock for $3.75 per share. The exercise price of the warrants was later decreased to $3.50 per share in connection with the Company's sale and leaseback of channel boxes and subsequent exercise of an option to purchase such channel boxes. The warrants were exercisable beginning December 29, 1994, and unless exercised, automatically expire five years from the date of their issuance. All these warrants have been exercised as of October 31, 1996.

     The Company issued warrants to acquire 35,000 shares of its common stock to a public relations firm engaged by the Company. The warrants are exercisable at $3.50 per share and are unexercised at October 31, 1996.

     Warrants to acquire 85,000 units (consisting of two shares of common stock and one warrant to purchase one share of common stock at $4.20 per share) at $7.97 per unit were issued to underwriters in connection with the Company's initial public offering. The securities underlying these warrants, as well as the common stock underlying currently outstanding options and warrants, are subject to certain demand and piggy-back registration rights. As of October 31, 1996, 68,000 of these warrants had been exercised.

11. COMMITMENTS AND CONTINGENCIES

  Equipment purchases:

     On February 22, 1994, the Company executed an agreement with Input/Output, Inc. (I/O) under which I/O will notify the Company of any inquiries it receives to lease I/O's remote signal conditioners in North and South America and will allow the Company the opportunity to provide such leasing. In the event the Company and a prospective customer are unable to reach agreement on such leases in a 72-hour period, I/O shall have the right to offer the equipment for lease to the prospective customer. The agreement, which expired December 1996, was contingent upon the Company purchasing a minimum of $10,000,000 of I/O remote signal conditioners as follows: $1,000,000 on or before June 30, 1994; $2,500,000 on or before August 31, 1994; an additional $2,500,000 through February 22, 1996; and a further $4,000,000 through December 31, 1996. In the event the Company had not made the required amount of purchases, it would have lost its exclusivity as recipient of lease requests for I/O channel boxes.

     Effective June 1, 1996, the Company entered into an agreement with I/O to amend the terms of and extend the Exclusive Lease Referral Agreement through May 31, 2000. Under the I/O Agreement as amended, the Company must purchase an aggregate of $13.25 million of I/O equipment as follows: $3.0 million of I/O equipment between June 1 and November 30, 1996, (the "Renewal Purchase") with a minimum of $1.5 million to be purchased by August 31, 1996. Thereafter, from January 1, 1997 through May 31, 1997, the Company must purchase at least an aggregate of $1.25 million of I/O equipment. In each of the years from June 1, 1997 through May 31, 1998, June 1 through May 31, 1999 and June 1, 1999 through May 31, 2000, the Company must purchase at least an aggregate of $3.0 million of I/O equipment (or an aggregate additional $10.25 million after the $3.0 million Renewal purchase is made). As of October 31, 1996, the Company believes it has fulfilled the terms of the agreement, including the minimum purchase commitments.

                            MITCHAM INDUSTRIES, INC.

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1996 IS UNAUDITED)

     In September 1996, the Company entered into two agreements with SERCEL, S.A. ("SERCEL") a designer and manufacturer of land/shallow water seismic data acquisition systems and related equipment. One agreement, the Exclusive Equipment Lease Agreement provides that until December 31, 1999, the Company will be SERCEL's short-term leasing agency throughout the world and that SERCEL will refer to the Company all requests it receives from its customers to lease its 3-D data acquisition equipment and other field equipment; and the Company will acquire up to $10.2 million of SERCEL's 3-D data acquisition equipment and other field equipment from SERCEL at favorable prices, $800,000 of which will consist of SERCEL's existing lease pool of primarily 3-D channel boxes. The second agreement, the Commercial Representation Agreement, provides that until September 19, 1999, the Company will be SERCEL's exclusive sales agent in Canada. In connection with entering into this agreement, the Company established an office in Calgary, Alberta, Canada in November 1996. As of October 31, 1996, the Company believes it has fulfilled the terms of the agreement, including the minimum purchase commitments.

  Employment Agreement

     Effective January 15, 1997, the Company entered into an employment agreement with the Company's President for a term of five years, beginning January 15, 1997, which term is automatically extended for successive one-year periods unless either party gives written notice of termination at least 30 days prior to the end of the current term. The agreement provides for an annual salary of $150,000, subject to increase by the Board of Directors. It may be terminated prior to the end of the initial term or any extension thereof if the President dies; if it is determined that the President has become disabled (as defined); if the Board of Directors determines that the President has breached the employment agreement in any material respect, has appropriated a material business opportunity of the Company or has engaged in fraud or dishonesty with respect to the Company's business or is convicted of or indicted for any felony criminal offense or any crime punishable by imprisonment. If the President's employment is terminated by the Company prior to the end of the initial five-year term other than for a reason enumerated above, the President will be entitled to payments equal to $450,000, payable ratably over the 24 months following such termination. For a period of two years after the termination of the agreement, the President is prohibited from engaging in any business activities that are competitive with the Company's business and from diverting any of the Company's customers to a competitor.

  Consulting agreement:

     The Company has a contract with the father of the Company's President, to provide sales consulting services. The agreement calls for payments of $5,500 per month through April 1999, subject to earlier termination on the occurrence of certain events.

12. STOCK OPTION PLANS

     The Company has a stock option plan under which options to purchase a maximum of 300,000 shares of common stock may be issued to officers, employee directors, key employees and consultants of the Company. The stock option plan provides both for the grant of options intended to qualify as "incentive stock options" under the Internal Revenue Code of 1986, as amended (the Code), as well as options that do not so qualify.

     With respect to incentive stock options, no option may be granted more than ten years after the effective date of the stock option plan or exercised more than ten years after the date of grant (five years if the optionee owns more than 10% of the common stock of the Company). Additionally, with regard to incentive stock options, the exercise price of the option may not be less than 100% of the fair market value of the common stock at the date of grant (110% if the optionee owns more than 10% of the common stock of the Company). Subject to certain limited exceptions, options may not be exercised unless, at the time of exercise, the optionee

                            MITCHAM INDUSTRIES, INC.

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1996 IS UNAUDITED)

is in the service of the Company. As of October 31, 1996, options to purchase an aggregate of 285,750 shares of common stock are issued and outstanding under the Stock Option Plan, 183,250 of which are exercisable at a price of $5.00 per share, 62,000 of which are exercisable at $3.29 per share, 39,500 of which are exercisable at $5.75 and 1,000 of which are exercisable at $6.00 per share.

     The Company has a non-employee director stock option plan (the Director
Plan) which provides for the grant of options that do not qualify as "incentive stock options" under the Code. Options granted under the Director Plan are to have an exercise price at least equal to the fair market value of the Company's common stock on the date of grant. Pursuant to the Director Plan, options to purchase 1,000 shares of common stock are granted to each non-employee director upon his election to the Board and every year thereafter so long as he is re-elected to the Board of Directors. Options granted under the Director Plan are fully vested one year after their grant and expire ten years after the date of the grant. As of October 31, 1996, 8,000 options have been granted under this Plan.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of trade receivables and payables and notes payable to banks. The Company believes the carrying value of these financial instruments approximate their estimated fair value.

14. SECONDARY PUBLIC OFFERING

     The Company is preparing to register with the Securities and Exchange Commission 2,500,000 shares of its common stock. The Company has granted an option to the underwriters to purchase up to 375,000 shares on the same terms to satisfy over-allotments in the sale of the 2,500,000 shares.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANY ONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Cautionary Statement Regarding
  Forward-Looking Statements..........     6
Risk Factors..........................     6
Use of Proceeds.......................    10
Price Range of Common Stock...........    11
Dividend Policy.......................    11
Capitalization........................    12
Dilution..............................    13
Selected Financial Data...............    14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    15
Business..............................    19
Management............................    27
Certain Transactions and
  Relationships.......................    31
Principal and Selling Shareholders....    32
Description of Capital Stock and Other
  Securities..........................    33
Shares Eligible for Future Sale.......    35
Underwriting..........................    36
Legal Matters.........................    37
Experts...............................    37
Available Information.................    38
Glossary of Terms.....................    39
Index to Financial Statements.........   F-1

======================================================

======================================================
                           [Mitcham Industries Logo]

                                3,000,000 SHARES
                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------
                             RODMAN & RENSHAW, INC.

                               SIMMONS & COMPANY
                                 INTERNATIONAL
                                 MARCH 5, 1997
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